UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 10 May 2010

Harmony Gold Mining Company Limited

Randfontein Office Park

Corner Main Reef Road and Ward Avenue

Randfontein, 1759

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



HARMONY™

Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
("Harmony" or "Company")
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE 000015228

Results for the third quarter
ended 31 March 2010

Shareholder information

Issued ordinary share capital at 31 March 2010	426 191 965 shares

Market capitalisation

At 31 March 2010 (ZARm)	29 322
At 31 March 2010 (US$m)	4 009

Harmony ordinary share and ADR prices

12-month high (1 April 2009 to 31 March 2010) for ordinary shares	R99.22
12-month low (1 April 2009 to 31 March 2010) for ordinary shares	R67.71
12-month high (1 April 2009 to 31 March 2010) for ADRs	$12.39
12-month low (1 April 2009 to 31 March 2010)) for ADRs	$8.06

Free float

Ordinary shares	100%

ADR ratio

	1:1

JSE Limited

	HAR
Range for quarter (1 January 2010 to 31 March 2010 – closing prices)	R68.80 – R80.77
Average daily volume for the quarter (1 January 2010 to 31 March 2010)	1 305 283 shares

New York Stock Exchange, Inc.

	HMY
Range for quarter (1 January 2010 to 31 March 2010 – closing prices)	$8.79 – $11.11
Average daily volume for the quarter (1 January 2010 to 31 March 2010)	670 462 shares

Nasdaq

	HMY
Range for quarter (1 January 2010 to 31 March 2010 – closing prices)	$8.81 – $11.10
Average daily volume for the quarter (1 January 2010 to 31 March 2010)	553 900 shares

Key features for the quarter

➤ Safety remains a top priority
  • 99 days fatal-free

➤ Continuing to "fix the mix"
  • more quality, low-cost ounces long term

➤ Growth projects poised to produce
  • mostly on track

➤ 10% decrease in gold production

➤ 19% drop in total capital expenditure

➤ Excellent exploration results
  • turning tenements into resources

Financial review for the third quarter and nine months ended 31 March 2010

		Quarter March 2010	Quarter December 2009	Q-on-Q variance	9 months March 2010	9 months March 2009	Year-to-year variance
Gold produced[1]	– kg	10 366	11 569	(10.4)	33 649	34 434	(2.3)
	– oz	333 276	371 956	(10.4)	1 081 831	1 107 078	(2.3)
Cash costs	– R/kg	199 859	192 101	(4.0)	193 274	166 757	15.9
	– US$/oz	829	798	(3.8)	792	564	40.4
Cash operating profit	– Rm	634	800	(20.8)	1 985	3 096	(35.9)
	– US$m	84	107	(20.9)	261	337	(22.6)
Basic(loss)/ earnings per share	– SAc/s	(69)	28	<(100)	(48)	397*	<(100)
	– USc/s	(9)	4	<(100)	(6)	43*	<(100)
Headline (loss)/profit	– Rm	(137)	207	<(100)	21	968*	(98)
	– US$m	(18)	28	<(100)	3	105*	(97)
Headline (loss)/ earnings per share	– SAc/s	(32)	49	<(100)	5	236*	(98)
	– USc/s	(4)	7	<(100)	1	26*	96
Adjusted headline (loss)/ earnings per share[2]	– SAc/s	(6)	50	<(100)	32	243	(87)
	– USc/s	(1)	8	<(100)	4	26	(85)
Exchange rate	– R/US$	7.50	7.49	0.2	7.59	9.19	(17.4)
Gold price received	– R/kg	267 469	264 774	1.0	256 525	252 346	1.7
	– US$/oz	1 109	1 100	(0.8)	1 051	854	23.1

* Reported amounts include continued operations only.

(1) Production statistics for Hidden Valley, President Steyn and Target 3 (previously known as Lorraine 3) have been included. These mines are in a build-up phase and revenue and costs are currently capitalised.

(2) Headline (loss)/earnings adjusted for employee termination and restructuring costs.

HARMONY'S ANNUAL REPORTS

Harmony's Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and its annual report filed on a Form 20F with the United States' Securities and Exchange Commission for the year ended 30 June 2009 are available on our website at www.harmony.co.za.

Forward-looking statements

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- overall economic and business conditions in South Africa and elsewhere;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
- increases/decreases in the market price of gold;
- the occurrence of hazards associated with underground and surface gold mining;
- the occurrence of labour disruptions;
- availability, terms and deployment of capital;
- changes in government regulation, particularly mining rights and environmental regulations;
- fluctuations in exchange rates;
- currency devaluations and other macro-economic monetary policies; and
- socio-economic instability in South Africa and regionally.

Contents

Chief Executive Officer's Review

Introduction

During the quarter ended 31 March 2010, we continued the difficult but necessary process of restructuring to eliminate unprofitable production, our end game being the best asset mix, generating quality ounces. Following on from the first round of shaft closures – Evander 2, 5 and 7 and Brand 3 – in the previous quarter and early in the quarter under review, we announced the closure of Harmony 2, Merriespruit 1 and 3 shafts, which will take effect during the fourth quarter. We fully anticipated the short term effects from these actions and indeed, gold production for the March quarter reduced by 10% in comparison to the previous quarter, of which 6% can be attributed to the restructuring. We experienced some technical challenges and a number of lost shifts due to stoppages imposed by the regulator for minor infringements. We have dealt with these matters and discuss the detail later in this review.

We continue to draw to the end of our various capital programmes, with capital expenditure 19% lower than the previous quarter.

On the safety front our continued diligence produced excellent results, clouded, however, by the death of winch operator Matome Johannes Mothele in a fall of ground at Evander, ending a 99-day period free of fatalities. We extend our deepest condolences to his family, friends and colleagues.

Operational results

Gold production was 10% lower at 10 366kg (of which 579kg was capitalised), down from 11 569kg (of which 669kg was capitalised) in the previous quarter. The decrease is due largely to the closure of Evander 2, 5 and 7 and Brand 3 shafts. Challenges at Tshepong, Masimong, Joel and Kusasalethu (previously known as Elandsrand) also contributed to lower production.

Only Tshepong and Masimong had a slow start-up after the Christmas break; Joel saw lower grades, mainly as a result of hoisting delays caused by the lift shaft deepening project; and Kusasalethu experienced ore-pass problems, which are being investigated.

Of great concern is the number of production stoppages ordered by the new Principal Inspector of Mines in the Free State. Thirteen shifts were lost, which translates to approximately 170 fewer kilograms of gold and R46 million less revenue. Some of these stoppages related to administrative infringements and could easily have been resolved without resort to stoppages. We are in robust consultation with the Department of Mineral Resources (DMR) to address our concerns.

Total cash operating costs decreased by R138 million or 7% from R2 094 million in the previous quarter to R1 956 million including royalties, mainly due to the closure of Evander 2, 5 and 7 and Brand 3.

However, R/kg costs increased by 4% to R199 859/kg (R192 101/kg in the previous quarter) due to lower tonnes milled and a 4% decrease in grade. Consequently, operating profit was 21% lower at R634 million, down from R800 million in the previous quarter. As expected, capital expenditure decreased by 19% to R723 million and our focus is now on increasing production in line with expectation, focusing on development and resolving project commissioning issues.

Restructuring

Evander 2, 5 and 7 and Brand 3 shafts

The closure of these shafts resulted in a reduction in gold produced of 639kg compared with the previous quarter. Restructuring costs in respect of these closures amount to R120 million. Going forward, only minimal care and maintenance costs for the closed shafts will be incurred.

Harmony 2, Merriespruit 1 and 3 shafts

During March 2010 and April 2010 the performance of Harmony 2, Merriespruit 1 and 3 shafts (all part of the Virginia operations) was carefully assessed and we reached a well-informed conclusion that these assets have all depleted their payable reserves. As a result, the closure process began in mid-April.

Employee representatives, through their trade unions, were informed of the closures and we have embarked on a formal consultation process with them, facilitated by a senior commissioner from the Commission for Conciliation, Mediation and Arbitration (CCMA) in terms of Section 189A of the Labour Relations Act, to consider alternatives to retrenchments. The number of employees affected by the closure is approximately 3 700. Every effort will be made to mitigate the effects of closure. Steps to be considered may include transfers to other operations in the group, portable skills training and early retirement.

Evander

The underpinning geological resource of Evander is the variable and very rich Kimberley Reef. The mining of this resource demands strict management philosophies and capital. We are currently looking at ways to unlock value at Evander as it requires further capital to fully develop the abundant resource.

Commissioning of growth projects

Hidden Valley continued its commissioning process, with the silver flotation circuit commissioned during the March quarter. We expect the Hidden Valley mine and processing plant to reach their original design capacity and throughput in the June 2010 quarter. The mine produced 35 359oz Au and 168 505oz Ag (50% of which is attributable to Harmony) during the quarter. Good progress is being made with the commissioning phase.

At Doornkop, the equipping of the rock winder compartment is nearing completion and it is estimated that both the North and South compartments will be completed by May 2010. The shaft equipping had to be delayed during the quarter to focus on the installation of a pump column to increase the pumping capacity after water intersections on the South caused an increase in the return water to the shaft. The mud pumping system was completed during the quarter. Development of the mine is well on track towards achieving its production targets in 2012. The South Reef grades are delivering above 5g/t which is in line with the life-of-mine plan.

At Phakisa, production was affected as a result of compressor breakdowns at Nyala shaft, rail-veyor commissioning problems with the third train, under-performance of the ice plants and illegal mining activities. The compressor and rail-veyor issues have been resolved. The ice plants are still under-performing and the original equipment manufacturers (OEMs) from abroad are helping us to analyse and resolve the problem. The set-up of the plants is time-consuming, but the OEMs are familiar with the issues, and they will be resolved. We believe that Phakisa will make up its production losses in the first quarter of the new financial year our battle against criminal mining continues.

Exploration

Exploration drilling at Wafi/Golpu in Papua New Guinea has widely expanded the known mineralisation. The footprint of the zone is now more than double what was previously reported. This success will have a profound effect on the options for exploitation of this resource. The resource is still being scoped and to some extent will make the previous mining concept work redundant. However, it will set a new baseline for what the mine could look like. Exploration results are reported in the exploration section on page 13.

It is expected that a significant resource upgrade will be declared on 30 June 2010.

Pamodzi assets

Harmony became the owners of the Lorraine 3 (renamed Target 3) shaft and the President Steyn 1 and 2 shafts on 18 February 2010. The start-up is slower than anticipated due to the state of the infrastructure and the working places. Some panels have started, with 1 089 people having been re-called to these shafts.

The opening-up, equipping, infrastructure repair and production are in progress at Steyn 2 and Target 3. A fire at Steyn 1 has resulted in mining being delayed until it has been brought under control. It has been sealed off on all the levels, which makes access to any working area impossible at this stage. Although the fire is monitored on a daily basis, the readings are very erratic due to the vast, open, old areas where it is burning.

The teams on the Steyn 2 and Target 3 shafts spend a lot of time investigating all possible mining areas and action plans are being drawn up to bring these areas into full production. A team also started with the pre-feasibility study on the Steyn 2 shaft pillar. Different options are being looked at to service the area and to

transport the rock to surface. We will follow our internal project approval process to decide on the best option for the pillar extraction. During the quarter, 29kg of gold were produced by these shafts, of which the cost has been capitalised. Some 61 kg of gold were extracted from the Steyn Plant clean-up and 42kg of gold from Freddies 9 rock dump.

Gold market

The R/kg gold price remained steady during the quarter and we received R267 469/kg for our production. Investment demand supports the gold price at its current levels, with strong physical demand in India and from exchange-traded funds. The Rand's strength continued and it is uncertain whether it will remain at its current levels. We remain bullish about the gold market and the gold price.

Board appointment

Mashego Mashego, previously a member of our Executive Management, was appointed as Executive Director: Organisational Development and Transformation, in February 2010. Mashego's wealth of human resources knowledge and his experience as a member of Harmony's executive team make him a valuable addition to the board and we wish him well.

Looking ahead

As for managing what is absolutely within our power to manage, there is not one of our current operations that can or will escape our vigilance in terms of volume and grade optimisation, cost control, and productivity enhancement. Turnaround through improved profitability and getting to the right asset mix remain priorities for us. Added to this, we will progress our developmental projects – our key growth drivers – and pursue further, longer-term growth through acquisition and exploration. To achieve this, we will continue to call on the substantial reserves of ability, skills and enthusiasm of the thousands of people comprising the Harmony team.

Graham Briggs
Chief Executive Officer

Financial overview

Cash operating profit was 21% lower at R634 million due to a decrease of 10% in production, of which 6% is attributable to closed shafts. This was mitigated by a decrease in total cash operating costs of R138 million.

Earnings per share

Basic earnings per share decreased from a profit of 28 SA cents to a loss of 69 SA cents per share. Similarly headline earnings decreased form a profit of 49 SA cents to a loss of 32 SA cents per share. This decrease can mainly be attributed to a decrease in production.

Revenue

Revenue decreased to R2 521 million from R2 971 million in a relatively stable price environment, resulting from a 13% decrease in kg's sold. This was caused by lower production and some inventory build-up.

Costs

Total cash operating costs were 7% lower at R1 956 million due mainly to closed shafts

Disposal of Big Bell

The sale of Big Bell was concluded in the current quarter, generating R24 million cash for the group, but at an accounting loss of R24 million.

Impairment of assets

An impairment expense of R196 million was recorded during the current quarter relating to the closure of Harmony 2 (R36 million), Merriespruit 1 (R117 million) and Merriespruit 3 (R43 million). Impairments totaling R103 million were recorded in the December 2009 quarter following the decision to close Evander 2 and 5 (R66 million) and Brand 3 (R37 million).

Capital expenditure

Total capital expenditure was 19% lower at R723 million, R26 million attributable to South African operations and R143 million to Hidden Valley.

Africa Vanguard Resources

Harmony acquired the 26% interest in Doornkop, held by Africa Vanguard Resources (Doornkop) (AVRD) in the Doornkop south project, during the quarter for a total purchase consideration of R398 million. The consideration was partially paid during the quarter with the settlement of AVRD's Nedbank loan to the value of R244 million. The remainder of the consideration price was paid by the issue of 2 162 359 Harmony shares on 28 April 2010, following the registration of the deed of session at the Mining Titles registration office.

Royalties

Effective 1 March 2010, The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008, became effective and resulted in a royalty expense of R4.7 million for the quarter.

Safety and health

Safety

Harmony recorded excellent safety results during the quarter under review. The company achieved 99 fatality-free calendar days during the quarter, which has been its best achievement ever recorded.

However, it is with deep regret that we report a fatal accident that occurred at Evander 8 shaft during the quarter, as a result of a fall of ground.

We are pleased to announce that a 'single digit' lost time injury frequency rate (LTIFR) was achieved for the sixth consecutive quarter. During the quarter, the LTIFR year-to-date improved by 18% from 9.35 to 7.71 when compared to the actual figure for the previous year and improved by 4% quarter on quarter from 8.30 to 7.95. The fatal injury frequency rate (FIFR) also showed remarkable improvement for the second consecutive quarter with the year-to-date rate improving 24% from 0.21 to 0.16 when compared to the previous year. Quarter on quarter, the FIFR outperformed the previous quarter's rate by 80% (from 0.20 to 0.04). Harmony's reportable injury frequency rate (RIFR) also showed improvement of 18% year on year from 4.97 to 4.08, and improved by 10% quarter on quarter from 4.59 to 4.1.

The following operations achieved outstanding safety results during the quarter:

◆ Harmony total operations: 2 000 000 fatality-free shifts.

◆ Doornkop, Harmony 2 shaft operations: 1 250 000 fatality-free shifts.

◆ Harmony total north, Harmony total south, Harmony underground south, Joel, Tshepong operations: 1 000 000 fatality-free shifts.

◆ Masimong 5 shaft: 500 000 fatality free shifts.

It is encouraging to see remarkable improvements in our safety results during the March 2010 quarter, which bare testimony to the effective behaviour-based safety programmes that continue to be rolled out at all Harmony's operations. Safety remains the key focus at Harmony and ongoing efforts are being made throughout the company to improve performance on a daily basis.

Health

Our employees' well being is important to us and we have therefore consolidated the various components of healthcare.

A highlight for the quarter under review in terms of noise protection is that the implementation of personalised hearing protection was 84.3% completed. Furthermore, mufflers on all drilling machines as well as silencing on fans have all been installed and the installation of sound attenuators on mechanical loaders has been scheduled. To date, this process is about 14% completed.

Dust remains an area of concern and therefore, in January 2010, silica quartz sampling was increased from the compulsory 5% to 10%. This action was embarked upon to increase confidence levels in sample results and to identify potential risk areas.

In terms of radiation protection for our employees, radon exposures on all operations are well controlled.

Operational overview

South African underground operations

Indicator		March 2010	December 2009	% Variance
u/g Tonnes milled	('000)	1 968	2 243	(12)
Grade	(g/t)	4.46	4.51	(1)
Gold produced*	(kg)	8 807	10 117	(13)
Gold sold	(kg)	8 476	10 398	(19)
Cash operating costs	(R/kg)	204 514	193 544	(6)
Operating profit	('000)	535 064	722 821	(26)

* 29kg has been capitalised

Bambanani

Indicator		March 2010	December 2009	% Variance
Tonnes	('000)	129	123	5
Grade	(g/t)	8.19	7.58	8
Gold produced	(kg)	1 056	932	13
Gold sold	(kg)	1 013	969	5
Cash operating costs	(R/kg)	165 670	179 746	8
Operating profit	(R'000)	105 371	79 969	32

Bambanani had a pleasing quarter, with a 5% increase in tonnes milled and an 8% increase in grade resulting in a 13% increase in gold production to 1 056kg.

The grade increase, from 7.58g/t to 8.19g/t, resulted from improved volumes mined in the higher grade pillar section. Closer attention to blast frequency delivered higher volumes during March in particular.

Cash operating costs in R/kg terms decreased by 8% due mainly to increased gold production. This reduction in costs, combined with higher grade and increased gold production, resulted in Bambanani attaining a cash operating profit of R105.4 million for the quarter, a 32% increase from the previous quarter.

Doornkop

Indicator		March 2010	December 2009	% Variance
Tonnes	('000)	123	148	(17)
Grade	(g/t)	3.67	3.31	11
Gold produced	(kg)	452	490	(8)
Gold sold	(kg)	434	517	(16)
Cash operating costs	(R/kg)	209 476	198 561	(6)
Operating profit	(R'000)	24 696	31 426	(21)

Doornkop's tonnes milled decreased by 17% quarter on quarter. This underperformance is directly related to a mill breakdown during the last week of March that resulted in a tonnage lockup on surface and a drop in the Kimberley Reef production.

While the Kimberley Reef square metres blasted decreased by 13%, the South Reef square metres blasted improved by 13%. The build-up on the South Reef over the last three quarters is encouraging and is contributing to the grade improvement.

The recovered grade increased by 11% to 3.67g/t from 3.31g/t. The improvement in recovered grade was mainly as a result of a 7% increase in the mine call factor to 89%.

Gold production decreased by 8% to 452kg due mainly to the decline in tonnes milled.

Unit cash costs for the quarter increased 6% due to decreased gold production, although cash operating costs were 3% lower.

Lower production volumes, combined with increased unit costs, resulted in Doornkop's operating profit declining by 21%.

Evander

Indicator		March 2010	December 2009	% Variance
Tonnes	('000)	138	245	(44)
Grade	(g/t)	4.36	4.31	1
Gold produced	(kg)	602	1 057	(43)
Gold sold	(kg)	519	1 158	(55)
Cash operating costs	(R/kg)	256 013	249 411	(3)
Operating profit	(R'000)	6 619	23 366	(72)

The Evander restructuring progressed during the quarter, following the closure of Evander 2, 5 (Winkelhaak) and Evander 7 shafts. Reclamation continued at Evander 2 shaft until April 2010 and Evander 7 infrastructure will remain operational for Evander 8 shaft. A total of 2 190 employees were affected by the closures, some transferred and the rest through voluntary retrenchment, medical separations, and compulsory retrenchment.

Tonnes milled from Evander underground operations decreased by 44%, as expected, due mainly to the closure of Evander 2, 5 and 7 shafts. Environmental conditions on the decline area of Evander 8 shaft continue to hamper production, but are being addressed.

Evander's recovered grade increased by 1% mainly as a result of the mine call factor improving from 68% to 73%, which is encouraging. Gold production from underground sources at Evander dropped from 1 057kg to 602kg due to the shaft closures and is expected to stabilise at this level in the June 2010 quarter.

Total cash operating costs decreased by 42%, due mainly to the closures of the three shafts and the restructuring of the services department. However, R/kg unit costs increased by 3% mainly as a result of the 43% drop in gold production.

The decrease in gold produced resulted in a 72% decrease in cash operating profit for the quarter.

Joel

Indicator		March 2010	December 2009	% Variance
Tonnes	('000)	100	112	(11)
Grade	(g/t)	5.22	5.28	(1)
Gold produced	(kg)	522	591	(12)
Gold sold	(kg)	501	615	(19)
Cash operating costs	(R/kg)	172 416	167 232	(3)
Operating profit	(R'000)	54 324	59 429	(9)

Joel had a disappointing quarter, with tonnes milled decreasing by 11%. This stemmed from hoisting limitations at North shaft where the lift shaft deepening project resulted in numerous hoisting delays. The recovered grade remained relatively flat at 5.22g/t. Gold production during the quarter dropped 12% to 522kg due to the decrease in tonnes milled. This impacted cash operating profit negatively, which declined 9% to R54.3 million.

Cash operating costs were well-controlled. The impact of the lower gold production and improved overall costs is reflected in the R/kg unit costs, which rose 3% to R172 416/kg.

Last quarter we reported on the negative impact on production due to the North shaft flooding. It is pleasing to report that this situation is now under control. A mud press has been installed and mud is removed from the bottom of the shaft daily.

The raise boring of the lift shaft extension to 129 level has been completed.

Kusasalethu (formerly Elandsrand)

Indicator		March 2010	December 2009	% Variance
Tonnes	('000)	226	235	(4)
Grade	(g/t)	4.57	5.9	(23)
Gold produced	(kg)	1 032	1 387	(26)
Gold sold	(kg)	1 071	1 488	(28)
Cash operating costs	(R/kg)	262 738	199 147	(32)
Operating profit	(R'000)	7 557	101 047	(93)

During the six-month intervention at Kusasalethu (October 2008 – March 2009) to restore safety as the first priority, rebuild a culture of pride and deliver on plan, it was realised that the mine needs a different identity in order for its employees to break with the past. The plan was to restore co-created values at the mine to which employees could subscribe and also, to invite employees to participate in a decision-making process on the future of Kusasalethu.

The mine has a long history and its employees developed a culture that was not necessarily aligned with the expectations of Harmony for the 'new' mine that it was building. In order to institute a step change marking the turnaround of the mine, it was decided to completely re-brand the mine. The process was approved and was marked by a major milestone on 19 February 2010 when Elandsrand was officially renamed Kusasalethu. Kusasalethu is a Zulu word meaning 'our future'.

Tonnes milled during the quarter dropped 4% due to lower development and the completion of mechanised metres in the deepening project. The underperformance on square metres blasted against the plan is the mine's biggest challenge and resulted in gold production's underperformance.

Scaling in the main reef and waste ore-pass systems caused major blockages in both systems. Investigations into this issue are under way.

The recovered grade decreased by 23% mainly due to waste dilution as a result of the ore-pass blockages.

The R/kg unit cost increased by 32% to R262 738/kg, attributable to production underperformances. Ultimately, these factors contributed to the cash operating profit dropping a massive 93%.

Masimong

Indicator		March 2010	December 2009	% Variance
Tonnes	('000)	212	235	10
Grade	(g/t)	4.90	5.29	(7)
Gold produced	(kg)	1 038	1 242	(16)
Gold sold	(kg)	996	1 227	(19)
Cash operating costs	(R/kg)	164 072	142 754	(15)
Operating profit	(R'000)	105 152	149 710	(30)

Tonnes milled decreased 10% as a result of a slow start-up following the December break. Furthermore, exceptionally hot and humid surface temperatures increased underground temperatures, resulting in the loss of two shifts.

The grade was 7% lower at 4.90g/t due to lower B Reef values. The value in the B Reef has regressed since September 2009, when it was at 3 000cmg/t, to 1 000cmg/t in March 2010. This drop in B Reef grade is a function of the three top panels moving out of the high-grade channels.

The lower tonnage and decline in grade resulted in a disappointing 16% decrease in gold production for the quarter.

Cash operating costs were, once again, well-controlled, 4% lower than the previous quarter. The contributors were lower electricity, overtime and stores costs. However, unit cash costs showed a 15% increase at R164 072/kg as a direct result of the lower gold produced. Lower production resulted in operating profit dropping 30%.

Phakisa

Indicator		March 2010	December 2009	% Variance
Tonnes	('000)	86	87	(1)
Grade	(g/t)	4.01	4.02	–
Gold produced	(kg)	345	350	(1)
Gold sold	(kg)	331	364	(9)
Cash operating costs	(R/kg)	257 035	216 006	(19)
Operating profit	(R'000)	3 050	16 889	(82)

Tonnes milled were 1% lower due to technical issues that the shaft experienced, ice plant underperformance, and disruptions due to criminal mining activities. Most of these issues have since been resolved. We have engaged the international original equipment manufacturers to analyse and assist with the problem of under-performing ice plants.

The grade remained flat at 4.01g/t, which is lower than planned and as a result of the influence of the geological features in the north and south of the shaft.

Cash operating costs in R/kg terms were 19% higher at R257 035/kg, reflecting an increase in employees following the closure of the Brand 3 shaft and the transfer of a portion of costs from capital because of the transition from project to production.

Higher costs and a 1% drop in gold production resulted in a drastic decline in operating profit of just over R3.1 million – down 82% from the previous quarter.

As mentioned in the December 2009 quarter, the phase one infrastructure has been completed. The original skips and cages were replaced with an eight-tonne skip and a detachable cage in January 2010, making hoisting more efficient and effective.

Target

Indicator		March 2010	December 2009	% Variance
Tonnes	('000)	194	191	2
Grade	(g/t)	4.40	4.14	6
Gold produced	(kg)	853	791	8
Gold sold	(kg)	800	733	9
Cash operating costs	(R/kg)	192 393	182 513	(5)
Operating profit	(R'000)	41 800	46 626	(10)

Tonnes milled at Target were up by 2% in spite of disruptions following the December break. The operation continues to deliver consistent tonnes in line with its plan. This is achieved primarily through better planning and design work of the massives stopes, and the correct execution of the loading plan.

The grade improved 6% from 4.14g/t to 4.40g/t.

Cash operating costs were 13% higher, due mainly to increases in stores, plant costs, overheads and bonuses paid to employees on the back of improved production performance.

Cash operating profit for the quarter fell 10% mainly as a result of an increase in operating costs.

The signs of continued improvements in safety, production and profitability at Target are encouraging. Good progress was made on the pre-feasibility study of the Block 3 Project. A sounder understanding of the ore body resulted in better grade predictions, which will improve the planning process going forward.

Tshepong

Indicator		March 2010	December 2009	% Variance
Tonnes	('000)	360	396	(9)
Grade	(g/t)	4.54	4.27	6
Gold produced	(kg)	1 636	1 692	(3)
Gold sold	(kg)	1 570	1 761	(11)
Cash operating costs	(R/kg)	163 323	162 528	(1)
Operating profit	(R'000)	167 098	176 046	(5)

A slow start-up and increases in heat intensity in the shaft after the December break, together with unexpected faulting during the quarter, resulted in Tshepong's tonnage decreasing 9% to 360 000t.

A 6% improvement in grade was recorded. While face grade remains a challenge as panels are mined on the edge of the pay shoot where the values are more erratic, new evaluation models were finalised in January 2010 and the grades achieved at the end of February 2010 and at the end of March 2010 were in line with the grades indicated by the updated model during pre-planning processes.

A positive trend in the mine call factor (MCF) was also achieved during the March 2010 quarter. The MCF of 71.9% was 7% above the plan.

Tshepong's cash operating costs decreased by 3% overall due mainly to a reduction in stores costs resulting from strict cost control measures. The R/kg cash cost remained fairly flat at R163 323/kg. Cash operating profit was 5% lower at R167.1 million due to a 3% decline in gold production.

Virginia

Indicator		March 2010	December 2009	% Variance
Tonnes	('000)	400	471	(15)
Grade	(g/t)	3.11	3.37	(8)
Gold produced	(kg)	1 242	1 585	(22)
Gold sold	(kg)	1 212	1 566	(23)
Cash operating costs	(R/kg)	257 677	241 214	(7)
Operating profit	(R'000)	19 397	38 313	(49)

Tonnage was down 15%, 10% of which was due to the Brand 3 closure. The remaining drop in tonnes resulted mainly from Merriespruit 1 and 3 shafts.

Overall, the grade was 8% lower at 3.11g/t due to several pay channel changes made during the quarter. A fire in three high-grade panels at Unisel also affected the grade negatively.

Cash operating costs were down 16% or R62.8 million. The main contributor to this was the closure of Brand 3 (about R55 million). Lower electricity, stores and overheads costs during the quarter also contributed. Unit cash costs were 7% higher at R257 677/kg however, due to the 22% drop in gold production, operating profit showed a significant reduction of 49% to R19.4 million.

Consequently, after closely monitoring the under-performance of the shafts with depleted orebodies at Virginia, a decision was made to close Merriespruit 1 and 3 and Harmony 2 shafts during the June 2010 quarter.

Old Pamodzi Free State shafts

Target 3 (formerly Lorraine 3 shaft) and President Steyn

Harmony officially took over the old Pamodzi Free State assets from the liquidators on 18 February 2010. Work started to get these shafts back to production and 1 089 people have since been re-called to work at these shafts. The start-up phase is slower than anticipated due to the condition of the infrastructure and the working places. A few panels have begun production and during the quarter under review, 29kg (which have been capitalised) was produced in total – 25kg from Target 3 shaft and 4kg from President Steyn shaft.

South African surface operations

Indicator		March 2010	December 2009	% Variance
Tonnes	**('000)**	2 277	2 292	(1)
Grade	**(g/t)**	0.44	0.34	30
Gold produced	**(kg)**	1 009	783	29
Gold sold	**(kg)**	978	826	18
Cash costs	**(R/kg)**	159 361	173 447	8
Operating profit	**(R'000)**	98 522	76 864	28

Kalgold

Indicator		March 2010	December 2009	% Variance
Tonnes	('000)	394	423	(7)
Grade	(g/t)	0.89	0.83	8
Gold produced	(kg)	351	350	–
Gold sold	(kg)	320	393	(19)
Cash operating costs	(R/kg)	185 880	185 666	–
Cash costs	(R/ton)	166	154	(8)
Operating profit	(R'000)	26 292	32 385	(19)

Tonnes milled during the quarter decreased by 7% to 394 000t, mainly due to heavy rainfall in February 2010.

Production from the pit was affected by six days of industrial action by employees of the mining contractor, arising from an unresolved wage dispute.

Recovered grade was 8% higher at 0.89g/t due to higher-grade blocks mined. Feeding of higher-grade material from the stockpiles into the plant ensured that gold production was in line with the previous quarter.

Cash operating costs in R/kg terms were relatively flat at R185 880/kg resulting in a 19% decline in cash operating profit for the quarter.

Phoenix

Indicator		March 2010	December 2009	% Variance
Tonnes	('000)	1 276	1 522	(16)
Grade	(g/t)	0.11	0.12	(6)
Gold produced	(kg)	146	185	(21)
Gold sold	(kg)	146	185	(21)
Cash operating costs	(R/kg)	190 699	154 497	(23)
Cash costs	(R/ton)	22	19	(16)
Operating profit	(R'000)	11 219	20 617	(46)

Excessive rainfall in January and February 2010 resulted in Phoenix performing poorly during the quarter, with tonnes milled down 16%. The operation recovered fully in March 2010.

Delivered grades increased by 4% but the residue increased from 0.181g/t to 0.190g/t, causing recovered grade to drop 6% to 0.11g/t.

The drop in recovered grade, together with lower tonnes milled, negatively affected gold production, which dropped from 185kg to 146kg.

The operation is volume driven and therefore the impact of lower volumes resulted in the R/kg unit cash costs rising by 23% to R190 699/kg. This almost halved the cash operating profit to R11.2 million.

Rock dumps

Indicator		March 2010	December 2009	% Variance
Tonnes	('000)	607	347	75
Grade	(g/t)	0.84	0.71	18
Gold produced	(kg)	512	248	>100
Gold sold	(kg)	512	248	>100
Cash operating costs	(R/kg)	132 244	170 339	22
Cash costs	(R/ton)	112	122	8
Operating profit	(R'000)	61 011	23 862	>100

The rock dumps performed exceptionally well during the quarter under review with a 75% increase in tonnes milled. Gold production more than doubled from 248kg to 512kg.

Primary contributors to this increase were 212kg from the Free State rock dumps and 180kg from the Evander surface operation, which included 86kg of gold from the Winkelhaak plant mill clean-up.

Overall, recovered grade improved 18% for the quarter. The combined effect of increased volumes and grade resulted in a 156% increase in cash operating profit.

Some 61kg of gold were extracted from the Steyn Plant clean-up and 42kg of gold from Freddies 9 rock dump.

International operations

Morobe Mining JV, PNG (50%)

Hidden Valley

Harmony's 50% share of gold production for the quarter was 550kg. Production for the March 2010 quarter was impacted by delays in the commissioning process, mainly due to technical issues such as premature mill gear failure and feed conveyor failure from collapsed rollers due to fines. Higher rainfall during the quarter resulted in accessibility constraints to the site, which further contributed to the delays.

Commissioning of the processing plant, including the silver flotation circuit, was completed during the quarter, with 2 260kg of silver attributable to Harmony being produced, compared to 826kg in the previous quarter. Hidden Valley mine and processing plant are expected to reach their original design capacity and throughput in the June 2010 quarter.

The mine's March 2010 quarter results were capitalised.

Development


Ore Reserve Block Grades v Development Grades
Ore Reserve block grade (cmg/t)
Rolling 4 quarter average development grade (cmg/t)
Current quarter development grade (cmg/t)
Cmg/t
3,000
2,500
2,000
1,500
1,000
500
0
TSHEPONG
PHAKISA
BAMBANANI
DOORNKOP
ELANDSRAND
TARGET
MASIMONG
EVANDER
VIRGINIA
JOEL

Note: The ore reserve block grades reflect the grades of the blocks in the life of mine plans of the various operations. Those blocks are to a large degree the blocks above a certain cut off grade that has been targeted for mining. The development grades are the grades as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.

Bambanani

Two raises remain to be completed in the sub-shaft area when on-reef development in this area will come to an end. The Bambanani ore reserve grade is to a large degree a reflection of the future extraction of the high grade Basal Reef shaft pillar and there will be a significant increase in development grade once on reef development commences in this pillar.

Doornkop

During the quarter there was a drop in grade due to areas with complex geology being intersected as well as areas with no carbon present in the reef that was developed. Generally grades are expected to improve to the reserve grade as more of the South reef is developed.

Kusasalethu

Generally the grades on both the Old and New Mine returned the expected grade, with the development grades expected to continue at reserve grade over the next quarter.

Evander

Development reef metres were mainly from the upper levels where the grades are lower. Grades are expected to improve over the next quarter, provided that certain environmental challenges in the decline section can be overcome.

Joel

Most of the on reef development is directed towards 129 level in the form of winzes (down dip on reef development). Good grades continue to be intersected in this area which contributes to a significant portion of the future reserves of the mine.

Masimong

The development grades at Masimong remain below plan and is a function of some of the B Reef wide-raises currently outside of the channel, as well as the grades in the Basal Reef in the South West and North East of the mine also being below expectation.

Phakisa

The on reef development is still close to the shaft in the lower-grade southern areas. Grades have remained at the same levels as the previous quarter and will improve as the development progress towards the north and more reef is exposed within the major north west- to south east-trending Basal Reef payshoot. More emphasis will be placed over the following quarters to access more of the Basal Reef towards the north.

Target (narrow reef mining)

Current raising for narrow reef stoping is taking place on the EA 8 and EA 12 reefs in the upper portion of the Van der Heeversrust Member (Elsburgs – EAs). Values in the EA12's are encouraging and above expectation and will generate reserves. The EA8's on the other hand are more erratic and further work will be necessary to define mineable ground.

Tshepong

There was a quarter on quarter improvement in development grades as the grade of the Basal Reef raises improved. The B Reef grade decreased quarter on quarter because of areas of non-deposition that were intersected.

Virginia

In general the development at Unisel continued to produce good results on the Basal Reef and Leader Reef while the Middle Reef grades remained disappointing due to the development continuing to intersect highly channelised areas. There will be limited on reef development over the next quarter at the remainder of the Virginia shafts due to restructuring that is currently taking place.



Exploration

South Africa

Evander South

An 18 month drilling programme consisting of 24 671m of percussion and diamond drilling was completed in October 2009.

The geological evaluation has been completed and the model updated. The shift in the Kimberley Reef sub-crop position to the east has removed a significant portion of the shallow part of the target area. However, an additional, larger, shallow resource has been identified. Geo-technical logging of all of the core was completed during the quarter.

The new estimate (see table below) indicates a total resource of 9 million ounces (59.5 million tonnes at an average grade of 4.72g/t). It results in a significant increase in the indicated resource when

compared to the 2007 estimate. The potential reserve in situ has increased by 20% from 3.68 million ounces to 4.4 million ounces.

As a result of the significant change to the magnitude of the resource as well as the loss, and gain, of different areas of resource, it was decided to re-do the pre-feasibility study. The new resource model appears to lend itself to the mining of a shallow, higher-grade ore body in the south to start, with mining of the deeper section only occurring later in the life of the mine. A number of alternatives exist as where to place a surface shaft, each of which will be investigated in the pre-feasibility study.

The pre-feasibility study is planned for completion in June 2010, in time for the reserve to be included in the 2010 declaration.

Source	Year	Cut-off Au (g/t)	Resource category	Tonnes (millions)	Average Au (g/t)	Au (kg)	Au (oz)	Density
Harmony	March 2010		Indicated	22.64	6.05	136 907	4 401 620	2.663
			Inferred	36.87	3.91	144 055	4 631 448	2.663
			Total	59.51	4.72	280 962	9 033 067	2.663

Joel North surface drilling

The current surface drilling programme involves drilling six holes to a depth of between 1 250m and 1 400m to the north of the current Joel mine. This will allow an upgrade of the resource between 129 level (currently the lowest operational level on Joel) and 137 level. Lift-shaft deepening or an extension of the current declines will be required to access this ground.

All intersections showed unfaulted reef bands except for LB25 which intersected two reef bands, separated by a 2.5m reverse fault. The last remaining hole, LB22, will be completed in April 2010.

Drilling has shown a wide variety of facies types from west to east. In the west (LB27, LB28 and LB25), the reef is a VS5, Beatrix, Aandenk composite. LB24 shows pure Beatrix, while in the east (LB23 and LB22), VS5 and Beatrix dominate. The facies model continues to be updated with each new borehole result. Valuation of this area will be undertaken once all assays have been received. However, it is clear that the Joel North resource has been substantially increased.

International

1. **PNG Exploration (Harmony 100%)**

   Drilling started during the quarter at the Kurunga prospect, with good work done erecting a new exploration camp in a relatively short timeframe. One heli-portable drill rig was mobilised to site and collared the first hole of a planned eight-hole programme. To date, drilling has intersected a zone of mineralised skarn similar to that observed on surface as hosting gold and copper mineralisation, from 62m down hole. Results from this zone are expected during the June quarter. Drilling continued at quarter's end.

   First-pass exploration at the Bakil prospect, 8km south of Kurunga, has outlined a significant zone of alteration within host volcanics and diorite intrusives. Rock chip samples returned to date include Cu assays of up to 0.7% and 1.3% Cu.

Tenement applications totaling approximately 5 092 km^2 were lodged with the Department during the quarter. The tenements covered two projects areas, namely:

1. Southern Highlands Project (2 798 km^2) – These tenements were pegged to test large scale gold and copper-gold geophysical targets southwest of Porgera.

2. Central Project (2 994km^2) – These tenements were pegged to target historical gold and copper-gold geochemical anomalies north of Tolokuma Gold Mine.

2. **Morobe Mining JV Exploration (Harmony 50%)**

   Golpu continues to grow into a major copper-gold system with mineralisation extended materially along strike and at depth.

   Significant intercepts received during the quarter include:

   WR331W-1: 379m @ 0.88g/t Au and 1.05% Cu from 1062m
   Including: 156m @ 1.09g/t Au and 1.48% Cu from 1149m

WR333: 727.5m @ 0.77g/t Au and 1.39% Cu from 551m
Including: 353m @ 1.69g/t Au and 2.34% Cu from 892m

The mineralisation has now been defined over a vertical extent of 1 400m. At this stage, mineralisation extends over 500m of strike but remains open-ended. Drilling is continuing, to scope out the full size potential of the deposit.

These results will have a profoundly positive impact on the resource base of the project. The drill programme at Golpu is testing an exploration target in the range of 500 to 800 million tonnes (Mt) at high grades of between 0.7% and 1.1% copper (Cu) and 0.5 to 0.7g/t gold (Au) for 8 to 18 million ounces (Moz) of gold and 3.5 to 8.8 Mt of copper. This target includes the current resource.

Golpu could develop into one of the most significant copper-gold projects in PNG with a possible size potential of 13 Moz Au and 6.5 Mt Cu, putting it on a scale similar to other major copper-gold projects like OK Tedi and the historic mine in Bougainville. This is a very exciting possibility for investors.

Exploration at the Tais Creek and Waterfall prospects on ML151 have highlighted significant zones of carbonate-Base Metal style Au mineralisation, directly adjacent to the Hidden Valley ore body. Channel sampling of access tracks created to establish access for first pass drilling has returned several encouraging results, including:

TCR001: 6m @ 3.07g/t Au from 124m

TCR002 : 20m @ 2.46g/t Au from 362m
10m @ 1.61g/t Au, from 408m
14m @ 2.36g/t Au, from 464m

TCR004 : 6m @ 14.85g/t Au, from 436m
including: 2m @ 31 g/t Au, from 438m

TCR004: 4m @ 10.81g/t Au, from 486m

Three new tenement applications were lodged during the quarter, comprising a total of 514.5 km^2.

The diagram below indicates the schematic section through the Golpu deposit showing recent drill intercepts.



SCHEMATIC SECTION
>0.3% Cu
>1% Cu
0 m
WR333
WAFI RESOURCE
103Mt @ 1.9 g/t Au
6.2Moz Au (1)
Golpu Porphyry
GOLPU RESOURCE
163Mt @ 1.1% Cu & 0.6g/t Au
1.7Mt Cu & 2.9Moz Au (1)
GOLPU >0.3% Cu
WR333:
727.5m @ 0.69 g/t Au & 1.39% Cu from 551m
Incl. 353m @ 1.18 g/t Au & 2.34% Cu from 892m
WR331W_1
WR331W_1:
379m @ 0.88g/t Au & 1.04% Cu from 1062m
Incl. 156m @ 1.09g/t Au & 1.48% Cu from 1149m
1,500 m
250 m

(1) – Refer to www.harmony.co.za for 2009 resource statement.

Operating results (Rand/Metric)

			Underground production – South Africa													Surface production – South Africa							
			Bambanani	Doornkop	Evander	Joel	Kusasa-lethu	Masimong	Phakisa	President Steyn*	Target	Target 3*	Tshepong	Virginia	Total SA Under-ground	Kalgold	Phoenix	Dumps	Total SA Surface	Other	South Africa Total	PNG*	Harmony Total
Ore milled	**– t'000**	**Mar-10**	**129**	**123**	**138**	**100**	**226**	**212**	**86**	**–**	**194**	**–**	**360**	**400**	**1 968**	**394**	**1 276**	**607**	**2 277**	**–**	**4 245**	**–**	**4 245**
		Dec-09	123	148	245	112	235	235	87	–	191	–	396	471	2 243	423	1 522	347	2 292	–	4 535	–	4 535
Gold produced	**– kg**	**Mar-10**	**1 056**	**452**	**602**	**522**	**1 032**	**1 038**	**345**	**4**	**853**	**25**	**1 636**	**1 242**	**8 807**	**351**	**146**	**512**	**1 009**	**–**	**9 816**	**550**	**10 366**
		Dec-09	932	490	1 057	591	1 387	1 242	350	–	791	–	1 692	1 585	10 117	350	185	248	783	–	10 900	669	11 569
Yield	**– g/tonne**	**Mar-10**	**8.19**	**3.67**	**4.36**	**5.22**	**4.57**	**4.90**	**4.01**	**–**	**4.40**	**–**	**4.54**	**3.11**	**4.46**	**0.89**	**0.11**	**0.84**	**0.44**	**–**	**2.31**	**–**	**2.31**
		Dec-09	7.58	3.31	4.31	5.28	5.90	5.29	4.02	–	4.14	–	4.27	3.37	4.51	0.83	0.12	0.71	0.34	–	2.40	–	2.40
Cash operating costs	**– R/kg**	**Mar-10**	**165 670**	**209 476**	**256 013**	**172 416**	**262 738**	**164 072**	**257 035**	**–**	**192 393**	**–**	**163 323**	**257 677**	**204 514**	**185 880**	**190 699**	**132 244**	**159 361**	**–**	**199 859**	**–**	**199 859**
		Dec-09	179 746	198 561	249 411	167 232	199 147	142 754	216 006	–	182 513	–	162 528	241 214	193 544	185 666	154 497	170 339	173 447	–	192 101	–	192 101
Cash operating costs	**– R/tonne**	**Mar-10**	**1 356**	**770**	**1 117**	**900**	**1 200**	**803**	**1 031**	**–**	**846**	**–**	**742**	**800**	**912**	**166**	**22**	**112**	**71**	**–**	**461**	**–**	**461**
		Dec-09	1 362	657	1 076	882	1 175	754	869	–	756	–	694	812	873	154	19	122	59	–	462	–	462
Gold sold	**– kg**	**Mar-10**	**1 013**	**434**	**519**	**501**	**1 071**	**996**	**331**	**4**	**800**	**25**	**1 570**	**1 212**	**8 476**	**320**	**146**	**512**	**978**	**–**	**9 454**	**666**	**10 120**
		Dec-09	969	517	1 158	615	1 488	1 227	364	–	733	–	1 761	1 566	10 398	393	185	248	826	–	11 224	416	11 640
Revenue	**(R'000)**	**Mar-10**	**272 238**	**113 813**	**137 637**	**134 635**	**285 348**	**267 519**	**89 084**	**–**	**212 347**	**–**	**421 777**	**324 567**	**2 258 965**	**85 675**	**39 061**	**137 197**	**261 933**	**–**	**2 520 898**	**–**	**2 520 898**
		Dec-09	256 264	138 750	308 338	163 340	391 228	324 391	96 375	–	195 183	–	465 169	414 601	2 753 639	102 880	49 199	66 106	218 185	–	2 971 824	–	2 971 824
Cash operating costs	**(R'000)**	**Mar-10**	**174 429**	**94 567**	**153 941**	**89 745**	**270 855**	**169 901**	**88 508**	**–**	**163 656**	**–**	**266 394**	**319 543**	**1 791 539**	**64 460**	**27 783**	**67 502**	**159 745**	**–**	**1 951 284**	**–**	**1 951 284**
		Dec-09	167 523	97 295	263 627	98 834	276 217	177 301	75 602	–	144 368	–	274 997	382 324	1 958 088	64 983	28 582	42 244	135 809	–	2 093 897	–	2 093 897
Royalty payments	**(R'000)**	**Mar-10**	**518**	**116**	**179**	**256**	**291**	**406**	**169**	**–**	**455**	**–**	**802**	**492**	**3 684**	**784**	**59**	**207**	**1 050**	**–**	**4 734**	**–**	**4 734**
		Dec-09	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Inventory movement	**(R'000)**	**Mar-10**	**(8 080)**	**(5 566)**	**(23 102)**	**(9 690)**	**6 645**	**(7 940)**	**(2 643)**	**–**	**6 436**	**–**	**(12 517)**	**14 865**	**(71 322)**	**(5 861)**	**–**	**8 477**	**2 616**	**–**	**(68 706)**	**–**	**(68 706)**
		Dec-09	8 772	10 029	21 345	5 077	13 964	(2 620)	3 884	–	4 189	–	14 126	(6 036)	72 730	5 512	–	–	5 512	–	78 242	–	78 242
Operating costs	**(R'000)**	**Mar-10**	**166 867**	**89 117**	**131 018**	**80 311**	**277 791**	**162 367**	**86 034**	**–**	**170 547**	**–**	**254 679**	**305 170**	**1 723 901**	**59 383**	**27 842**	**76 186**	**163 411**	**–**	**1 887 312**	**–**	**1 887 312**
		Dec-09	176 295	107 324	284 972	103 911	290 181	174 681	79 486	–	148 557	–	289 123	376 288	2 030 818	70 495	28 582	42 244	141 321	–	2 172 139	–	2 172 139
Cash operating profit	**(R'000)**	**Mar-10**	**105 371**	**24 696**	**6 619**	**54 324**	**7 557**	**105 152**	**3 050**	**–**	**41 800**	**–**	**167 098**	**19 397**	**535 064**	**26 292**	**11 219**	**61 011**	**98 522**	**–**	**633 586**	**–**	**633 586**
		Dec-09	79 969	31 426	23 366	59 429	101 047	149 710	16 889	–	46 626	–	176 046	38 313	722 821	32 385	20 617	23 862	76 864	–	799 685	–	799 685
Capital expenditure	**(R'000)**	**Mar-10**	**28 958**	**86 208**	**30 995**	**19 500**	**107 665**	**48 780**	**102 914**	**30 503**	**82 241**	**24 796**	**62 197**	**43 258**	**668 015**	**2 551**	**927**	**–**	**3 478**	**13 197**	**684 690**	**37 940**	**722 630**
		Dec-09	27 906	78 720	54 363	32 422	124 700	45 014	137 917	3 974	76 888	2 676	57 462	47 400	689 442	1 786	1 977	–	3 763	18 143	711 348	180 559	891 907

* Production and sales statistics for Hidden Valley, President Steyn and Target 3 (previously known as Lorraine 3) are shown for information purposes.
These mines are in a build-up phase and revenue and cost are currently capitalised until commercial levels of production are reached.

CONDENSED CONSOLIDATED INCOME STATEMENT (Rand)

	Note	Quarter ended 31 March 2010 (Unaudited) R million	Quarter ended 31 December 2009 (Unaudited) R million	Quarter ended 31 March¹ 2009 (Unaudited) R million	Nine months ended 31 March 2010 (Unaudited) R million	Nine months ended 31 March¹ 2009 (Unaudited) R million	Year ended 30 June 2009 (Audited) R million
Continuing operations							
Revenue		2 521	2 971	3 005	8 239	8 833	11 496
Cost of sales	2	(2 585)	(2 656)	(2 211)	(7 845)	(6 973)	(9 836)
Production cost		(1 887)	(2 172)	(1 830)	(6 254)	(5 737)	(7 657)
Amortisation and depreciation		(324)	(321)	(303)	(995)	(921)	(1 467)
Impairment of assets		(196)	(104)	(3)	(300)	(154)	(484)
Employment termination and restructuring costs		(120)	(3)	(11)	(123)	(39)	(39)
Other items		(58)	(56)	(64)	(173)	(122)	(189)
Gross (loss)/profit		**(64)**	**315**	**794**	**394**	**1 860**	**1 660**
Corporate, administration and other expenditure		(108)	(116)	(80)	(312)	(263)	(362)
Exploration expenditure		(74)	(50)	(75)	(184)	(212)	(289)
Profit on sale of property, plant and equipment		1	3	427	4	888	965
Other (expenses)/income – net		(2)	(20)	(101)	(94)	43	(101)
Operating (loss)/profit		**(247)**	**132**	**965**	**(192)**	**2 316**	**1 873**
Profit/(loss) from associates		5	25	14	61	(37)	12
Profit on sale of investment in associate		–	–	–	–	1	1
Impairment of investment in associate		–	–	–	–	(112)	(112)
(Loss)/profit on sale of investment in subsidiary		(24)	–	6	(24)	6	–
Fair value movement of listed investments		–	–	3	–	(114)	(101)
Profit on sale of listed investments		–	3	–	5	–	–
Impairment of investments		–	–	–	(2)	–	–
Investment income		61	54	152	186	337	444
Finance cost		(62)	(37)	(42)	(134)	(190)	(212)
(Loss)/profit before taxation		**(267)**	**177**	**1 098**	**(100)**	**2 207**	**1 905**
Taxation		(28)	(59)	(125)	(106)	(580)	(196)
Net (loss)/profit from continuing operations		**(295)**	**118**	**973**	**(206)**	**1 627**	**1 709**
Discontinued operations	3						
(Loss)/profit from discontinued operations		–	–	(1)	–	1 062	1 218
Net (loss)/profit		**(295)**	**118**	**972**	**(206)**	**2 689**	**2 927**
(Loss)/earnings per ordinary share (cents)	4						
– (Loss)/earnings from continuing operations		(69)	28	232	(48)	397	413
– Earnings from discontinued operations		–	–	–	–	259	294
Total (loss)/earnings per ordinary share (cents)		**(69)**	**28**	**232**	**(48)**	**656**	**707**
Diluted (loss)/earnings per ordinary share (cents)	4						
– (Loss)/earnings from continuing operations		(68)	28	230	(48)	395	411
– Earnings from discontinued operations		–	–	–	–	258	293
Total diluted (loss)/earnings per ordinary share (cents)		**(68)**	**28**	**230**	**(48)**	**653**	**704**

The accompanying notes are an integral part of these condensed consolidated financial statements.

¹ The comparative figures are re-presented due to Mount Magnet being reclassified as part of continuing operations. See note 3 in this regard.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (Rand)

	Quarter ended			Nine months ended		Year ended
	31 March 2010 (Unaudited) R million	31 December 2009 (Unaudited) R million	31 March 2009 (Unaudited) R million	31 March 2010 (Unaudited) R million	31 March 2009 (Unaudited) R million	30 June 2009 (Audited) R million
Net (loss)/profit for the period	**(295)**	**118**	**972**	**(206)**	**2 689**	**2 927**
Attributable to:						
Owners of the parent	(295)	118	972	(206)	2 689	2 927
Non-controlling interest	–	–	–	–	–	–
Other comprehensive income/(loss) for the period, net of income tax	(27)	(51)	(220)	(63)	(247)	(450)
Foreign exchange translation	72	(57)	(203)	34	(292)	(497)
Repurchase of equity interest	(98)	–	–	(98)	–	–
Mark-to-market of available-for-sale investments	(1)	6	(17)	1	45	47
Total comprehensive (loss)/income for the period	**(322)**	**67**	**752**	**(269)**	**2 442**	**2 477**
Attributable to:						
Owners of the parent	(322)	67	752	(269)	2 442	2 477
Non-controlling interest	–	–	–	–	–	–

CONDENSED CONSOLIDATED BALANCE SHEET (Rand)

	Note	At 31 March 2010 (Unaudited) R million	At 31 December 2009 R million	At 30 June 2009 (Audited) R million	At 31 March 2009 (Unaudited) R million
ASSETS					
Non-current assets					
Property, plant and equipment	6	29 403	28 862	27 912	28 103
Intangible assets		2 210	2 217	2 224	2 223
Restricted cash		147	167	161	167
Restricted investments		1 726	1 697	1 640	1 608
Investments in financial assets		18	20	57	17
Investments in associates		391	385	329	242
Inventories	5	81	77	–	–
Trade and other receivables		76	74	75	73
		34 052	33 499	32 398	32 433
Current assets					
Inventories	5	1 152	1 103	1 035	914
Income and mining taxes		44	55	45	58
Trade and other receivables		1 217	1 108	885	2 871
Restricted cash	6	–	280	–	–
Cash and cash equivalents		481	808	1 950	2 839
		2 894	3 354	3 915	6 682
Assets of disposal groups classified as held-for-sale	3	–	–	–	425
		2 894	3 354	3 915	7 107
Total assets		**36 946**	**36 853**	**36 313**	**39 540**
EQUITY AND LIABILITIES					
Share capital and reserves					
Share capital		28 102	28 096	28 091	28 081
Other reserves		535	375	339	503
Retained earnings		676	971	1 095	857
		29 313	29 442	29 525	29 441
Non-current liabilities					
Deferred tax		3 326	3 317	3 251	3 796
Provision for environmental rehabilitation		1 704	1 612	1 530	1 366
Retirement benefit obligation and other provisions		167	167	166	268
Borrowings	7	780	565	110	159
		5 977	5 661	5 057	5 589
Current liabilities					
Borrowings	7	221	460	252	2 681
Trade and other payables		1 418	1 279	1 460	1 489
Income and mining taxes		17	11	19	–
		1 656	1 750	1 731	4 170
Liabilities of disposal groups classified as held-for-sale	3	–	–	–	340
		1 656	1 750	1 731	4 510
Total equity and liabilities		**36 946**	**36 853**	**36 313**	**39 540**
Number of ordinary shares in issue		426 191 965	426 079 492	425 986 836	425 763 329
Net asset value per share (cents)		6 878	6 910	6 931	6 915

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Rand) (Unaudited)

	Note	Share capital R million	Other reserves R million	Retained earnings R million	Total R million
Balance – 30 June 2009		28 091	339	1 095	29 525
Issue of shares		11	–	–	11
Share-based payments		–	108	–	108
AVRD share issue reserve		–	151	–	151
Comprehensive loss for the period		–	(63)	(206)	(269)
Dividends paid	8	–	–	(213)	(213)
Balance as at 31 March 2010		**28 102**	**535**	**676**	**29 313**
Balance – 30 June 2008		25 895	676	(1 832)	24 739
Issue of shares		2 186	–	–	2 186
Share-based payments		–	74	–	74
Comprehensive income for the period		–	(247)	2 689	2 442
Balance as at 31 March 2009		**28 081**	**503**	**857**	**29 441**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Rand)

	Quarter ended			Nine months ended		Year ended
	31 March 2010 (Unaudited) R million	31 December 2009 (Unaudited) R million	31 March 2009 (Unaudited) R million	31 March 2010 (Unaudited) R million	31 March 2009 (Unaudited) R million	30 June 2009 (Audited) R million
Cash flow from operating activities						
Cash generated by operations	295	183	985	703	1 871	2 813
Interest and dividends received	66	52	156	186	350	457
Interest paid	(32)	(11)	(41)	(52)	(215)	(280)
Income and mining taxes paid	(11)	(34)	(133)	(70)	(276)	(704)
Cash generated by operating activities	318	190	967	767	1 730	2 286
Cash flow from investing activities						
Decrease/(increase) in restricted cash	301	(283)	1	15	(89)	(83)
Net proceeds on disposal of listed investments	–	29	–	44	–	–
Proceeds on disposal of subsidiary	24	–	–	24	–	–
Net (additions to)/disposals of property, plant and equipment	(988)	(890)	(645)	(2 785)	7	979
Other investing activities	(8)	(3)	(163)	(3)	(89)	(79)
Cash (utilised)/generated by investing activities	(671)	(1 147)	(807)	(2 705)	(171)	817
Cash flow from financing activities						
Borrowings raised	250	686	–	936	500	–
Borrowings repaid	(260)	(18)	(20)	(285)	(1 806)	(3 738)
Ordinary shares issued – net of expenses	6	3	955	11	1 943	1 953
Dividends paid	–	–	–	(213)	–	–
Cash (utilised)/generated by financing activities	(4)	671	935	449	637	(1 785)
Foreign currency translation adjustments	**30**	**–**	**99**	**20**	**229**	**217**
Net (decrease)/increase in cash and cash equivalents	(327)	(286)	1 194	(1 469)	2 425	1 535
Cash and cash equivalents – beginning of period	808	1 094	1 646	1 950	415	415
Cash and cash equivalents – end of period	**481**	**808**	**2 840**	**481**	**2 840**	**1 950**
Cash and cash equivalents comprises of:						
Continuing operations	481	808	2 839	481	2 839	1 950
Discontinuing operations	–	–	1	–	1	–
Total cash and cash equivalents	**481**	**808**	**2 840**	**481**	**2 840**	**1 950**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED 31 MARCH 2010

1. Accounting policies

Basis of accounting

The condensed consolidated interim financial statements for the period ended 31 March 2010 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2009. These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2009.

2. Cost of sales

	Quarter ended			Nine months ended		Year ended
	31 March 2010 (Unaudited) R million	31 December 2009 (Unaudited) R million	31 March[1] 2009 (Unaudited) R million	31 March 2010 (Unaudited) R million	31 March[1] 2009 (Unaudited) R million	30 June 2009 (Audited) R million
Production costs	1 887	2 172	1 830	6 254	5 737	7 657
Amortisation and depreciation	324	321	303	995	921	1 467
Impairment of assets[2][3]	196	104	3	300	154	484
Provision for rehabilitation costs	7	4	(2)	15	9	21
Care and maintenance cost of restructured shafts	15	13	14	49	38	53
Employment termination and restructuring costs	120	3	11	123	39	39
Share-based payments	36	38	52	108	74	113
Provision for post-retirement benefits	–	1	–	1	1	2
Total cost of sales	**2 585**	**2 656**	**2 211**	**7 845**	**6 973**	**9 836**

[1] The comparative figures are re-presented due to Mount Magnet being reclassified as part of continuing operations. See note 3 in this regard.

[2] The impairment recorded in the March 2010 quarter relates to Harmony 2 and Merriespruit 1 and 3, which have been placed on care and maintenance.

[3] The impairment recorded in the December 2009 quarter relates to Brand 3 and Evander 2 and 5 which have been placed on care and maintenance.

3. Disposal groups classified as held-for-sale and discontinued operations

Following approval by the Board of Directors in April 2007, the assets and liabilities related to Mount Magnet (an operation in Australia) were classified as held-for-sale. This operation also met the criteria to be classified as discontinued operations in terms of IFRS 5. During the June 2009 quarter, it was decided that further drilling at the site to define the ore body would enhance the selling potential of the operation. As a result, the operation no longer met the requirements of IFRS 5 to be classified as held-for-sale, and was therefore reclassified as continuing operations again. Consequently, the income statements and earnings per share amounts for all comparative periods have been re-presented taking this change into account.

4. (Loss)/earnings per ordinary share

(Loss)/earnings per ordinary share is calculated on the weighted average number of ordinary shares in issue for the quarter ended 31 March 2010: 426.1 million (31 December: 425.9 million, 31 March 2009: 421.0 million), and the nine months ended 31 March 2010: 425.9 million (31 March 2009: 410.3 million) and the year ended 30 June 2009: 414.1 million.

The fully diluted (loss)/earnings per ordinary share is calculated on the weighted average number of diluted ordinary shares in issue for the quarter ended 31 March 2010: 429.6 million (31 December 2009: 427.5 million, 31 March 2009: 423.6 million), and the nine months ended 31 March 2010: 429.6 million (31 March 2009: 412.4 million) and the year ended 30 June 2009: 416.0 million.

	Quarter ended			Nine months ended		Year ended
	31 March 2010 (Unaudited)	31 December 2009 (Unaudited)	31 March[1] 2009 (Unaudited)	31 March 2010 (Unaudited)	31 March[1] 2009 (Unaudited)	30 June 2009 (Audited)
Total (loss)/earnings per ordinary share (cents):						
Basic (loss)/earnings	(69)	28	232	(48)	656	707
Fully diluted (loss)/earnings	(68)	28	230	(48)	653	704
Headline (loss)/earnings	(32)	49	123	5	275	262
– from continuing operations	(32)	49	128	5	236	239
– from discontinued operations	–	–	(5)	–	39	23
	R million	R million	R million	R million	R million	R million
Reconciliation of headline (loss)/earnings:						
Continuing operations						
Net (loss)/profit	(295)	118	973	(206)	1 627	1 709
Adjusted for (net of tax):						
Profit on sale of property, plant and equipment	(1)	(2)	(437)	(3)	(924)	(975)
Profit on sale of listed investments	–	(3)	–	(3)	–	–
Fair value movement of listed investments	–	–	–	–	–	71
Foreign exchange gain reclassified from equity	–	–	–	(22)	–	(384)
Profit on liquidation of subsidiaries	(20)	–	–	(20)	–	
Loss on sale of subsidiaries	17	–	–	17	–	–
Impairment of investments	–	–	–	2	–	
Profit on sale of associate	–	–	–	–	–	(1)
Impairment of investment in associates	–	–	–	–	112	112
Impairment of property, plant and equipment	162	94	3	256	154	457
Headline (loss)/earnings	**(137)**	**207**	**539**	**21**	**969**	**989**
Discontinued operations						
Net (loss)/profit	–	–	(1)	–	1 062	1 218
Adjusted for (net of tax):						
Profit on sale of property, plant and equipment	–	–	(22)	–	(901)	(1 121)
Headline (loss)/earnings	**–**	**–**	**(23)**	**–**	**161**	**97**
Total headline (loss)/earnings	**(137)**	**207**	**516**	**21**	**1 130**	**1 086**

[1] The comparative figures are re-presented due to Mount Magnet being reclassified as part of continuing operations. See note 3 in this regard.

5. **Inventories**

During the quarter ended 31 December 2009, the Group concluded two separate purchase agreements with Pamodzi Gold Free State (Proprietary) Limited (In Provisional Liquidation) (Pamodzi), for the purchase of a waste rock dump and a gold plant to the value of R120 million. The Group's intention is to break up the plant and extract the gold in lock-up. The portion of inventory that is expected to be recovered more than twelve months after balance sheet date has been classified as non-current.

6. **President Steyn and Target 3 assets**

The Group entered into two separate purchase agreements with Pamodzi for the purchase of Pamodzi's Free State North and South Assets for a total consideration of R280 million.

The Group had an obligation in terms of the agreements to pay an amount equal to the purchase consideration into an escrow account. On 18 February 2010 the sale of assets agreements became unconditional and the purchase consideration was released from the escrow account to the liquidators. The cost of the assets was capitalised to property, plant and equipment.

7. Borrowings

	31 March 2010 (Unaudited) R million	31 December 2009 R million	30 June 2009 (Audited) R million	31 March 2009 (Unaudited) R million
Total long-term borrowings	780	565	110	159
Total current portion of borrowings	221	460	252	2 681
Total borrowings [(1)(2)(3)]	**1 001**	**1 025**	**362**	**2 840**

[(1)] On 11 December 2009, the Company entered into a loan facility with Nedbank Limited, comprising of a Term Facility of R900 million and a Revolving Credit Facility of R600 million. Interest accrues on a day-to-day basis over the term of the loan at a variable interest rate, which is fixed for a three month period, equal to JIBAR plus 3.5%. Interest is repayable quarterly.

The Term Facility is repayable bi-annually in equal instalments of R90 million over five years. The Revolving Credit Facility is repayable after three years. The Group drew down R650 million of the Term Facility during December 2009 and a further R250 million during March 2010.

[(2)] Included in the borrowings is R99 million (December 2009: R102 million; June 2009: R106 million; March 2009: R168 million) owed to Westpac Bank Limited in terms of a finance lease agreement. The future minimum lease payments are as follows:

	31 March 2010 (Unaudited) R million	31 December 2009 R million	30 June 2009 (Audited) R million	31 March 2009 (Unaudited) R million
Due within one year	33	32	30	45
Due between one and five years	69	73	80	133
	102	105	110	178
Future finance charges	(3)	(3)	(4)	(10)
Total future minimum lease payments	**99**	**102**	**106**	**168**

[(3)] On 31 March 2010, the Group settled a term loan advanced by Nedbank Limited on 30 July 2003 to African Vanguard Resources (Doornkop) (Proprietary) Limited (AVRD). This settlement constitute one part of the purchase consideration in a purchase agreement concluded by the Group on 19 March 2010 (refer to note 10 in this regard). The settlement value amounted to R244 million. Interest accrued during the nine months ended 31 March 2010 amounted to R17 million (31 March 2009: R22 million).

8. Dividend declared

On 13 August 2009, the Board of Directors approved a final dividend for the 2009 financial year of 50 SA cents per share. The total dividend amounting to R213 million was paid on 21 September 2009.

9. Commitments and contingencies

	31 March 2010 (Unaudited) R million	31 December 2009 R million	30 June 2009 (Audited) R million	31 March 2009 (Unaudited) R million
Capital expenditure commitments				
Contracts for capital expenditure	375	411	478	790
Authorised by the directors but not contracted for	1 281	1 771	734	1 478
	1 656	**2 182**	**1 212**	**2 268**

This expenditure will be financed from existing resources and borrowings where necessary.

Contingent liability

Class action. On 18 April 2008, Harmony Gold Mining Company Limited was made aware that it has been named as a defendant in a lawsuit filed in the U.S. District Court in the Southern District of New York on behalf of certain purchasers and sellers of Harmony's American Depositary Receipts (ADRs) with regard to certain of its business practises. Harmony has retained legal counsel.

During January 2009, the plaintiff filed an Amended Complaint with the United States District Court ("Court"). Subsequently, the Company filed a Motion to Dismiss all claims asserted in the Class Action Case. On 19 March 2010 the Court denied the Company's application for dismissal and subsequently the Company filed a Motion for Reconsideration in which it requested the Court to reconsider its judgement. This matter was heard on 27 April 2010 and the Company's request for reconsideration of judgement was denied. The parties are scheduled to meet during May 2010 to agree on the scheduling of the matter. It is currently not possible to estimate if there will be a financial effect, or what that effect might be.

10. Subsequent events

On 19 March 2010, Harmony Gold Mining Company Limited (Harmony) concluded an agreement with AVRD, for the purchase of its 26% share of the mining titles on the Doornkop South Reef for a total consideration of R398 million. The purchase consideration was partially settled by the payment of a cash amount equal to the AVRD Nedbank loan of R244 million on 31 March 2010, which was initially guaranteed by Harmony and certain of its subsidiaries. The remaining purchase consideration of R154 million was settled on 28 April 2010 when the deed of cession was registered in the Mining Titles Registration Office, with the issue of 2 162 359 Harmony shares. An amount equal to the value of shares was included under reserves for the current quarter ended 31 March 2010.

In terms of the purchase agreement 975 419 Harmony shares are held in escrow until 1 May 2014.

11. Segment report

The segment report follows on page 25.

12. Reconciliation of segment information to consolidated income statements and balance sheet

	31 March 2010 (Unaudited) R million	31 March 2009 (Unaudited) R million
The "reconciliation of segment data to consolidated financials" line item in the segment reports are broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report:		
Revenue from:		
Discontinued operations	–	614
Production costs from:		
Discontinued operations	–	447
Reconciliation of operating profit to gross profit:		
Total segment revenue	8 239	9 447
Total segment production costs	(6 254)	(6 184)
Operating profit as per segment report	1 985	3 263
Less: Discontinued operations	–	(167)
Operating profit as per segment report	1 985	3 096
Cost of sales items other than production costs	(1 591)	(1 236)
Amortisation and depreciation	(995)	(921)
Impairment of assets	(300)	(154)
Employment termination and restructuring costs	(123)	(39)
Share-based payments	(108)	(74)
Rehabilitation costs	(15)	(9)
Care and maintenance costs of restructured shafts	(50)	(38)
Provision for former employees' post retirement benefits	–	(1)
Gross profit as per income statements *	**394**	**1 860**
Reconciliation of total segment mining assets to consolidated property, plant and equipment:		
Property, plant and equipment not allocated to a segment:		
Mining assets	767	605
Undeveloped property	5 328	4 809
Other non-mining assets	346	53
Less: Non-current assets previously classified as held-for-sale	–	(268)
	6 441	**5 199**

* The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

SEGMENT REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2010 (Rand/Metric) (Unaudited)

	Revenue R million	Production cost R million	Operating profit R million	Mining assets R million	Capital expenditure R million	Kilograms produced kg	Tonnes milled t'000
Operations							
South Africa							
Underground							
Bambanani [2]	762	536	226	947	114	2 938	399
Doornkop	373	298	75	2 473	238	1 442	401
Evander	736	690	46	909	137	2 898	642
Joel	426	289	137	138	70	1 628	348
Kusasalethu	1 026	849	177	2 943	344	4 044	721
Masimong	916	524	392	745	133	3 639	681
Phakisa	250	225	25	3 983	368	955	244
Target [2]	627	479	148	2 502	269	2 578	578
Tshepong	1 308	837	471	3 646	191	5 031	1 174
Virginia	1 137	1 094	43	659	142	4 495	1 415
Surface							
All surface operations [1]	678	433	245	128	56	2 683	6 661
Total South Africa	**8 239**	**6 254**	**1 985**	**19 073**	**2 062**	**32 331**	**13 264**
International							
Papua New Guinea [2]	–	–	–	3 872	467	1 318	–
Mount Magnet	–	–	–	17	–	–	–
Total international	**–**	**–**	**–**	**3 889**	**467**	**1 318**	**–**
Total operations	**8 239**	**6 254**	**1 985**	**22 962**	**2 529**	**33 649**	**13 264**
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 12)	–	–		6 441			
	8 239	**6 254**		**29 403**			

Notes:

[1] Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.

[2] Production statistics for Hidden Valley, President Steyn and Target 3 (previously known as Lorraine 3) are shown for information purposes. These mines are in a build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.

SEGMENT REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2009 (Rand/Metric) (Unaudited)

	Revenue R million	Production cost R million	Operating profit R million	Mining assets R million	Capital expenditure R million	Kilograms produced kg*	Tonnes milled t'000*
Continuing operations							
South Africa							
Underground							
Bambanani	728	499	229	671	34	2 904	379
Doornkop	248	214	34	2 396	302	919	401
Evander	1 166	736	430	1 185	154	4 564	877
Joel	394	278	116	131	38	1 551	382
Kusasalethu	1 090	827	263	2 642	311	3 953	729
Masimong	907	488	419	674	97	3 627	668
Phakisa	117	72	45	3 541	357	447	118
Target	500	385	115	2 730	249	1 915	477
Tshepong	1 407	743	664	3 637	181	5 523	1 027
Virginia	1 568	1 095	473	932	127	6 276	1 696
Surface							
All surface operations [1]	708	400	308	148	52	2 755	6 470
Total South Africa	**8 833**	**5 737**	**3 096**	**18 687**	**1 902**	**34 434**	**13 224**
International							
Papua New Guinea [2]	–	–	–	3 949	1 376	–	–
Mount Magnet	–	–	–	268	–	–	–
Total international	**–**	**–**	**–**	**4 217**	**1 376**	**–**	**–**
Total continuing operations	**8 833**	**5 737**	**3 096**	**22 904**	**3 278**	**34 434**	**13 224**
Discontinued operations							
Cooke operations	614	447	167	–	87	2 500	1 287
Total discontinued operations	**614**	**447**	**167**	**–**	**87**	**2 500**	**1 287**
Total operations	**9 447**	**6 184**	**3 263**	**22 904**	**3 365**	**36 934**	**14 511**
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 12)	(614)	(447)		5 199			
	8 833	**5 737**		**28 103**			

Notes:

[1] Includes Kalgold, Phoenix and Dumps.

[2] Included in the capital expenditure is an amount of R1 137 million contributed by Newcrest in terms of the farm-in agreement.



HARMONY™

Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
("Harmony" or "Company")
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE 000015228

Results for the third quarter
ended 31 March 2010

Results for the third quarter ended 31 March 2010 (US$)

Operating results (US$/Imperial)

			Bambanani	Doornkop	Evander	Joel	Kusasa-lethu	Masimong	Phakisa	President Steyn*	Target	Target 3*	Tshepong	Virginia	Total SA Under-ground	Kalgold	Phoenix	Dumps	Total SA Surface	Other	South Africa Total	PNG*	Harmony Total
			Underground production – South Africa													Surface production – South Africa							
Ore milled	– t'000	Mar-10	142	136	152	110	249	234	95	–	214	–	397	441	2 170	434	1 407	669	2 510	–	4 680	–	4 680
		Dec-09	136	163	270	124	259	259	96	–	211	–	437	519	2 474	466	1 678	383	2 527	–	5 001	–	5 001
Gold produced	– oz	Mar-10	33 951	14 532	19 355	16 783	33 180	33 372	11 092	129	27 425	804	52 599	39 931	283 153	11 285	4 694	16 461	32 440	–	315 593	17 683	333 276
		Dec-09	29 964	15 754	33 983	19 001	44 593	39 931	11 253	–	25 431	–	54 399	50 959	325 268	11 253	5 948	7 973	25 174	–	350 442	21 514	371 956
Yield	– oz/t	Mar-10	0.239	0.107	0.127	0.153	0.133	0.143	0.117	–	0.128	–	0.132	0.091	0.130	0.026	0.003	0.025	0.013	–	0.067	–	0.071
		Dec-09	0.220	0.097	0.126	0.153	0.172	0.154	0.117	–	0.121	–	0.124	0.098	0.131	0.024	0.004	0.021	0.010	–	0.070	–	0.070
Cash operating costs	– $/oz	Mar-10	687	868	1 061	715	1 089	680	1 066	–	798	–	677	1 068	848	771	791	548	661	–	829	–	829
		Dec-09	747	825	1 036	695	827	593	897	–	758	–	675	1 002	804	771	642	708	721	–	798	–	798
Cash operating costs	– $/t	Mar-10	164	93	135	109	145	97	124	–	102	–	90	97	110	20	3	13	9	–	56	–	56
		Dec-09	165	80	130	106	142	91	105	–	91	–	84	98	106	19	2	15	7	–	56	–	56
Gold sold	– oz	Mar-10	32 569	13 953	16 686	16 108	34 433	32 022	10 642	129	25 721	804	50 477	38 967	272 511	10 288	4 694	16 461	31 443	–	303 954	21 412	325 366
		Dec-09	31 154	16 622	37 231	19 773	47 840	39 449	11 703	–	23 566	–	56 617	50 348	334 303	12 635	5 948	7 973	26 556	–	360 859	13 375	374 234
Revenue	($'000)	Mar-10	36 287	15 170	18 346	17 946	38 034	35 658	11 874	–	28 304	–	56 219	43 262	301 100	11 420	5 206	18 287	34 913	–	336 013	–	336 013
		Dec-09	34 225	18 530	41 179	21 814	52 249	43 323	12 871	–	26 067	–	62 124	55 371	367 753	13 740	6 571	8 829	29 140	–	396 893	–	396 893
Cash operating costs	($'000)	Mar-10	23 250	12 605	20 518	11 963	36 102	22 646	11 797	–	21 813	–	35 507	42 591	238 792	8 592	3 703	8 997	21 292	–	260 084	–	260 084
		Dec-09	22 373	12 994	35 208	13 200	36 889	23 679	10 097	–	19 281	–	36 726	51 060	261 507	8 679	3 817	5 642	18 138	–	279 645	–	279 645
Royalty payments	($'000)	Mar-10	69	15	24	34	39	54	23	–	61	–	107	66	492	104	8	28	140	–	632	–	632
		Dec-09	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Inventory movement	($'000)	Mar-10	(1 077)	(742)	(3 079)	(1 292)	886	(1 058)	(352)	–	858	–	(1 668)	(1 981)	(9 505)	(781)	–	1 130	349	–	(9 156)	–	(9 156)
		Dec-09	1 172	1 339	2 851	678	1 865	(350)	519	–	559	–	1 887	(806)	9 714	736	–	–	736	–	10 450	–	10 450
Operating costs	($'000)	Mar-10	22 242	11 878	17 463	10 705	37 027	21 642	11 468	–	22 732	–	33 946	40 676	229 779	7 915	3 711	10 155	21 781	–	251 560	–	251 560
		Dec-09	23 545	14 333	38 059	13 878	38 754	23 329	10 616	–	19 840	–	38 613	50 254	271 221	9 415	3 817	5 642	18 874	–	290 095	–	290 095
Operating profit	($'000)	Mar-10	14 045	3 292	883	7 241	1 007	14 016	406	–	5 572	–	22 273	2 586	71 321	3 505	1 495	8 132	13 132	–	84 453	–	84 453
		Dec-09	10 680	4 197	3 120	7 936	13 495	19 994	2 255	–	6 227	–	23 511	5 117	96 532	4 325	2 754	3 187	10 266	–	106 798	–	106 798
Capital expenditure	($'000)	Mar-10	3 860	11 491	4 131	2 599	14 351	6 502	13 717	4 066	10 962	3 305	8 290	5 766	89 040	340	124	–	464	1 759	91 263	5 057	96 320
		Dec-09	3 727	10 513	7 260	4 330	16 654	6 012	18 419	531	10 269	357	7 674	6 330	92 076	239	264	–	503	2 423	95 002	24 114	119 116

* Production and sales statistics for Hidden Valley, President Steyn and Target 3 (previously known as Lorraine 3) are shown for information purposes.
These mines are in a build-up phase and revenue and cost are currently capitalised until commercial levels of production are reached.

CONDENSED CONSOLIDATED INCOME STATEMENT (US$)

(Convenience translation)

	Quarter ended 31 March 2010 (Unaudited) US$ million	Quarter ended 31 December 2009 (Unaudited) US$ million	Quarter ended 31 March[1] 2009 (Unaudited) US$ million	Nine months ended 31 March 2010 (Unaudited) US$ million	Nine months ended 31 March[1] 2009 (Unaudited) US$ million	Year ended 30 June 2009 (Audited) US$ million
Continuing operations						
Revenue	336	397	303	1 085	961	1 277
Cost of sales	(345)	(355)	(222)	(1 034)	(758)	(1 104)
Production cost	(252)	(290)	(184)	(824)	(624)	(850)
Amortisation and depreciation	(43)	(43)	(31)	(131)	(100)	(167)
Impairment of assets	(26)	(14)	–	(40)	(17)	(61)
Employment termination and restructuring costs	(16)	–	(1)	(16)	(4)	(4)
Other items	(8)	(8)	(6)	(23)	(13)	(22)
Gross (loss)/profit	**(9)**	**42**	**81**	**51**	**203**	**173**
Corporate, administration and other expenditure	(14)	(15)	(8)	(41)	(29)	(40)
Exploration expenditure	(10)	(7)	(8)	(25)	(23)	(32)
Profit on sale of property, plant and equipment	–	–	43	1	96	116
Other (expenses)/income – net	–	(2)	(10)	(12)	5	(3)
Operating (loss)/profit	**(33)**	**18**	**98**	**(26)**	**252**	**214**
Profit/(loss) from associates	1	3	1	8	(4)	1
Impairment of investment in associate	–	–	–	–	(13)	(14)
(Loss)/profit on sale of investment in subsidiary	(3)	–	1	(3)	1	–
Fair value movement of listed investments	–	–	–	–	(13)	(10)
Profit on sale of listed investments	–	–	–	1	–	–
Investment income	8	7	15	25	37	49
Finance cost	(8)	(5)	(4)	(18)	(21)	(24)
(Loss)/profit before taxation	**(35)**	**23**	**111**	**(13)**	**239**	**216**
Taxation	(4)	(8)	(13)	(14)	(63)	(23)
Net (loss)/profit from continuing operations	**(39)**	**15**	**98**	**(27)**	**176**	**193**
Discontinued operations						
Profit from discontinued operations	–	–	–	–	116	118
Net (loss)/profit	**(39)**	**15**	**98**	**(27)**	**292**	**311**
(Loss)/earnings per ordinary share (cents)						
– (Loss)/earnings from continuing operations	(9)	4	23	(6)	43	47
– Earnings from discontinued operations	–	–	–	–	28	28
Total (loss)/earnings per ordinary share (cents)	**(9)**	**4**	**23**	**(6)**	**71**	**75**
Diluted (loss)/earnings per ordinary share (cents)						
– (Loss)/earnings from continuing operations	(9)	4	23	(6)	43	46
– Earnings from discontinued operations	–	–	–	–	28	28
Total diluted (loss)/earnings per ordinary share (cents)	**(9)**	**4**	**23**	**(6)**	**71**	**74**

[1] The comparative figures are re-presented due to Mount Magnet being reclassified as part of continuing operations.

The currency conversion average rates for the quarter ended: March 2010: US$1 = R7.50 (December 2009: US$1 = R7.49, March 2009: US$1=R9.92).

The currency conversion average rates for the nine months ended: March 2010: US$1 = R7.59 (March 2009: US$1 = R9.19).

The income statement for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.

Note on convenience translations

Except where specific statements have been extracted from the 2009 Annual Report, the requirements of IAS 21, *The Effects of the Changes in Foreign Exchange Rates*, have not necessarily been applied in the translation of the US Dollar financial statements presented on page 30 to 36.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (US$)
(Convenience translation)

	Quarter ended			Nine months ended		Year ended
	31 March 2010 (Unaudited) US$ million	31 December 2009 (Unaudited) US$ million	31 March 2009 (Unaudited) US$ million	31 March 2010 (Unaudited) US$ million	31 March 2009 (Unaudited) US$ million	June 2009 (Audited) US$ million
Net (loss)/profit for the period	**(39)**	**15**	**98**	**(27)**	**292**	**311**
Attributable to:						
Owners of the parent	(39)	15	98	(27)	292	311
Non-controlling interest	–	–	–	–	–	–
Other comprehensive (loss)/income for the period, net of income tax	(4)	(7)	(22)	(9)	(27)	111
Foreign exchange translation	9	(8)	(20)	4	(32)	105
Repurchase of equity interest	(13)	–	–	(13)	–	–
Mark-to-market of available-for-sale investments	–	1	(2)	–	5	6
Total comprehensive (loss)/income for the period	**(43)**	**8**	**76**	**(36)**	**265**	**422**
Attributable to:						
Owners of the parent	(43)	8	76	(36)	265	422
Non-controlling interest	–	–	–	–	–	–

The currency conversion average rates for the quarter ended: March 2010: US$1 = R7.50 (December 2009: US$1 = R7.49, March 2009: US$1=R9.92).

The currency conversion average rates for the nine months ended: March 2010: US$1 = R7.59 (March 2009: US$1 = R9.19).

The statement of other comprehensive income for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.

CONDENSED CONSOLIDATED BALANCE SHEET (US$)

(Convenience translation)

	At 31 March 2010 (Unaudited) US$ million	At 31 December 2009 (Unaudited) US$ million	At 30 June 2009 (Audited) US$ million	At 31 March 2009 (Unaudited) US$ million
ASSETS				
Non-current assets				
Property, plant and equipment	4 020	3 916	3 614	2 964
Intangible assets	302	301	288	234
Restricted cash	20	23	21	18
Restricted investments	236	230	212	170
Investments in financial assets	2	3	7	2
Investments in associates	53	52	43	26
Inventories	11	10	–	–
Trade and other receivables	10	10	10	8
	4 654	4 545	4 195	3 422
Current assets				
Inventories	158	150	134	96
Income and mining taxes	6	7	6	6
Trade and other receivables	166	150	115	303
Restricted cash	–	38	–	–
Cash and cash equivalents	66	110	253	299
	396	455	508	704
Assets of disposal groups classified as held-for-sale	–	–	–	45
	396	455	508	749
Total assets	**5 050**	**5 000**	**4 703**	**4 171**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital	3 842	3 812	4 004	2 962
Other reserves	73	51	(72)	53
Retained earnings/(accumulated loss)	92	132	(108)	90
	4 007	3 995	3 824	3 105
Non-current liabilities				
Deferred tax	455	450	421	401
Provisions for other liabilities and charges	233	219	198	144
Retirement benefit obligation and other provisions	23	23	22	28
Borrowings	107	77	14	17
	818	769	655	590
Current liabilities				
Borrowings	30	62	33	283
Trade and other payables	193	173	189	157
Income and mining taxes	2	1	2	–
	225	236	224	440
Liabilities of disposal groups classified as held-for-sale	–	–	–	36
	225	236	224	476
Total equity and liabilities	**5 050**	**5 000**	**4 703**	**4 171**
Number of ordinary shares in issue	426 191 965	426 079 492	425 986 836	425 763 329
Net asset value per share (cents)	941	937	898	729

The balance sheet for March 2010 converted at a conversion rate of US$1 = R7.31 (December 2009: US$1 = R7.37, March 2009: US$1 = R9.48).

The balance sheet as at 30 June 2009 has been extracted from the 2009 Annual Report.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$) (Unaudited)

(Convenience translation)

	Share capital US$ million	Other reserves US$ million	Retained earnings US$ million	Total US$ million
Balance – 30 June 2009	3 840	46	151	4 037
Issue of shares	2	–	–	2
Share-based payments	–	15	–	15
AVRD share issue reserve	–	21	–	21
Comprehensive loss for the period	–	(9)	(27)	(36)
Dividends paid	–	–	(29)	(29)
Balance as at 31 March 2010	**3 842**	**73**	**95**	**4 010**
Balance – 30 June 2008	2 731	71	(193)	2 609
Issue of shares	231	–	–	231
Share-based payments	–	8	–	8
Comprehensive income for the period	–	(27)	292	265
Balance as at 31 March 2009	**2 962**	**52**	**99**	**3 113**

The currency conversion closing rates for the nine months ended: March 2010: US$1 = R7.31 (March 2009: US$1 = R9.48).

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (US$)
(Convenience translation)

	Quarter ended			Nine months ended		Year ended
	31 March 2010 (Unaudited) US$ million	31 December 2009 (Unaudited) US$ million	31 March 2009 (Unaudited) US$ million	31 March 2010 (Unaudited) US$ million	31 March 2009 (Unaudited) US$ million	30 June 2009 (Audited) US$ million
Cash flow from operating activities						
Cash generated by operations	39	24	99	93	204	319
Interest and dividends received	9	7	16	25	38	51
Interest paid	(4)	(1)	(4)	(7)	(23)	(31)
Income and mining taxes paid	(1)	(5)	(13)	(9)	(30)	(85)
Cash generated by operating activities	43	25	98	102	189	254
Cash flow from investing activities						
Decrease/(increase) in restricted cash	40	(38)	–	2	(10)	(9)
Net proceeds on disposal of listed investments	–	4	–	6	–	–
Proceeds on disposal of subsidiary	3	–	–	3	–	–
Net (additions to)/disposals of property, plant and equipment	(131)	(117)	(65)	(367)	1	111
Other investing activities	(1)	–	(16)	–	(10)	(8)
Cash (utilised)/generated by investing activities	(89)	(151)	(81)	(356)	(19)	94
Cash flow from financing activities						
Borrowings raised	33	93	–	123	54	–
Borrowings repaid	(35)	(2)	(2)	(37)	(196)	(427)
Ordinary shares issued – net of expenses	1	–	101	2	211	194
Dividends paid	–	–	–	(29)	–	–
Cash (utilised)/generated by financing activities	(1)	91	99	59	69	(233)
Foreign currency translation adjustments	**3**	**–**	**6**	**8**	**7**	**85**
Net (decrease)/increase in cash and cash equivalents	(44)	(35)	122	(187)	246	200
Cash and cash equivalents – beginning of period	110	145	177	253	53	53
Cash and cash equivalents – end of period	**66**	**110**	**299**	**66**	**299**	**253**

Operating activities translated at average rates for the quarter ended: March 2010: US$1 = R7.50 (December 2009: US$1 = R7.49, March 2009: US$1 = R9.92). Nine months ended March 2010: US$1 = R7.59 (March 2009: US$1 = R9.19).

Closing balance translated at closing rates of: March 2010: US$1 = R7.31 (December 2009: US$1 = R7.37, March 2009: US$1 = R9.48).

The cash flow statement for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.

SEGMENT REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2010 (US$/Imperial) (Unaudited)
(Convenience translation)

	Revenue US$ million	Production cost US$ million	Operating profit US$ million	Mining assets US$ million	Capital expenditure US$ million	Ounces produced oz	Tons milled t'000
Operations							
South Africa							
Underground							
Bambanani [2]	100	70	30	129	15	94 459	440
Doornkop	49	39	10	338	31	46 361	442
Evander	97	91	6	124	18	93 173	708
Joel	56	38	18	19	9	52 342	384
Kusasalethu	135	112	23	402	45	130 018	795
Masimong	121	69	52	102	18	116 996	751
Phakisa	33	30	3	545	49	30 704	269
Target [2]	83	63	20	342	35	82 885	638
Tshepong	172	110	62	498	25	161 751	1 295
Virginia	150	144	6	90	19	144 517	1 560
Surface							
All surface operations [1]	89	58	31	18	7	86 260	7 344
Total South Africa	**1 085**	**824**	**261**	**2 607**	**271**	**1 039 466**	**14 626**
International							
Papua New Guinea [2]	–	–	–	529	62	42 365	–
Mount Magnet	–	–	–	2	–	–	–
Total international	**–**	**–**	**–**	**531**	**62**	**42 365**	**–**
Total operations	**1 085**	**824**	**261**	**3 138**	**333**	**1 081 831**	**14 626**

Notes:

[1] Includes Kalgold, Phoenix, Dumps and President Steyn Plant clean-up.

[2] Production statistics for Hidden Valley, President Steyn and Target 3 (previously known as Lorraine 3) are shown for information purposes. These mines are in a build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.

All income statement items, including capital expenditure, are converted at the currency convertion rate of US$1 = R7.59.

Mining assets are converted at the currency convertion rate of US$1 = R7.31.

SEGMENT REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2009 (US$/Imperial) (Unaudited)
(Convenience translation)

	Revenue US$ million	Production cost US$ million	Operating profit US$ million	Mining assets US$ million	Capital expenditure US$ million	Ounces produced oz	Tons milled t'000
Continuing operations							
South Africa							
Underground							
Bambanani	79	54	25	71	4	93 366	419
Doornkop	26	23	3	253	33	29 546	442
Evander	127	80	47	125	17	146 736	966
Joel	42	30	12	14	4	49 866	421
Kusasalethu	120	90	30	279	34	127 091	804
Masimong	99	54	45	71	11	116 611	737
Phakisa	13	8	5	373	39	14 371	130
Target	54	42	12	288	26	61 569	526
Tshepong	153	81	72	384	20	177 568	1 132
Virginia	172	120	52	98	14	201 778	1 870
Surface							
All surface operations [1]	76	42	34	16	6	88 576	7 135
Total South Africa	**961**	**624**	**337**	**1 972**	**208**	**1 107 078**	**14 582**
International							
Papua New Guinea [2]	–	–	–	416	150	–	–
Mount Magnet	–	–	–	28	–	–	–
Total international	**–**	**–**	**–**	**444**	**150**	**–**	**–**
Total continuing operations	**961**	**624**	**337**	**2 416**	**358**	**1 107 078**	**14 582**
Discontinued operations							
Cooke operations	69	50	19	–	9	80 377	1 419
Total discontinued operations	**69**	**50**	**19**	**–**	**9**	**80 377**	**1 419**
Total operations	**1 030**	**674**	**356**	**2 416**	**367**	**1 187 455**	**16 001**

Notes:

[1] Includes Kalgold, Phoenix and Dumps.

[2] Included in the capital expenditure is an amount of US$126 million contributed by Newcrest in terms of the farm-in agreement.

All income statement items, including capital expenditure converted at a conversion rate of US$1 = R9.19.

Mining assets converted at a conversion rate of US$1 = R9.48.

DEVELOPMENT RESULTS (Metric)

Quarter ended 31 March 2010

	Reef (metres)	Sampled (metres)	Channel Width (cm's)	Channel Value (g/t)	Gold (cmg/t)
Tshepong					
Basal	605	632	10.17	113.57	1 154
B Reef	83	84	113.40	7.08	803
All Reefs	**688**	**716**	**22.28**	**49.97**	**1 113**
Phakisa					
Basal	306	324	29.45	26.98	794
All Reefs	**306**	**324**	**29.45**	**26.98**	**794**
Bambanani					
Basal	98.1	80	89.65	18.71	1 677
All Reefs	**98**	**80**	**89.65**	**18.71**	**1 677**
Doornkop					
Kimberley Reef	228.6	156	357.12	1.45	516
South Reef	309.3	273	45.29	13.82	626
All Reefs	**538**	**429**	**158.68**	**3.69**	**586**
Kusasalethu					
VCR Reef	703.1	718	69.75	17.07	1 191
All Reefs	**703**	**718**	**69.75**	**17.07**	**1 191**
Target					
Elsburg	203.9	165	169.30	8.78	1 486
All Reefs	**204**	**165**	**169.30**	**8.78**	**1 486**
Masimong					
Basal	410.8	278	55.59	15.57	865
All Reefs	**411**	**278**	**55.59**	**15.57**	**865**
Evander					
Kimberley	342.9	327	47.09	20.65	972
All Reefs	**343**	**327**	**47.09**	**20.65**	**972**
Virginia (incl. Unisel & Brand 3)					
Basal	853.6	754	86.61	10.74	930
Leader	585.8	492	146.21	7.72	1 129
A Reef	255.3	252	44.31	14.26	632
Middle	198.3	120	134.58	3.91	526
B Reef	84.4	116	62.64	8.94	560
All Reefs	**1 977**	**1 734**	**99.09**	**8.99**	**890**
Joel					
Beatrix	563.9	594	83.17	13.75	1 143
All Reefs	**564**	**594**	**83.17**	**13.75**	**1 143**
Total Harmony					
Basal	2 273	2 068	50.24	19.86	997.71
Beatrix	564	594	83.17	13.75	1 143.26
Leader	586	492	146.21	7.72	1 128.67
B Reef	167	200	83.96	7.88	661.81
A Reef	255.3	252	44.31	14.26	631.81
Middle	198.3	120	134.58	3.91	525.68
Elsburg	203.9	165	169.30	8.78	1 486.00
Kimberley	571.5	483	147.22	5.60	825.09
South Reef	309	273	45.29	13.82	625.90
VCR	703	718	69.75	17.07	1 190.97
All Reefs	**5 832**	**5 365**	**80.30**	**12.35**	**992**

DEVELOPMENT RESULTS (Imperial)

Quarter ended 31 March 2010

	Reef (feet)	Sampled (feet)	Channel Width (inches)	Channel Value (oz/t)	Gold (in.oz/t)
Tshepong					
Basal	1 986	2 073	4.00	3.32	13
B Reef	271	276	45.00	0.20	9
All Reefs	**2 257**	**2 349**	**9.00**	**1.42**	**13**
Phakisa					
Basal	1 003	1 063	12.00	0.76	9
All Reefs	**1 003**	**1 063**	**12.00**	**0.76**	**9**
Bambanani					
Basal	322	262	35.00	0.55	19
All Reefs	**322**	**262**	**35.00**	**0.55**	**19**
Doornkop					
Kimberley Reef	750	512	141.00	0.04	6
South Reef	1 015	896	18.00	0.40	7
All Reefs	**1 765**	**1 407**	**62.00**	**0.11**	**7**
Kusasalethu					
VCR Reef	2 307	2 356	27.00	0.51	14
All Reefs	**2 307**	**2 356**	**27.00**	**0.51**	**14**
Target					
Elsburg	669	541	67.00	0.25	17
All Reefs	**669**	**541**	**67.00**	**0.25**	**17**
Masimong					
Basal	1 348	912	22.00	0.45	10
All Reefs	**1 348**	**912**	**22.00**	**0.45**	**10**
Evander					
Kimberley	1 125	1 073	19.00	0.59	11
All Reefs	**1 125**	**1 073**	**19.00**	**0.59**	**11**
Virginia (incl. Unisel & Brand 3)					
Basal	2 801	2 474	34.00	0.31	11
Leader	1 922	1 614	58.00	0.22	13
A Reef	838	827	17.00	0.43	7
Middle	651	394	53.00	0.11	6
B Reef	277	381	25.00	0.26	6
All Reefs	**6 488**	**5 689**	**39.00**	**0.26**	**10**
Joel					
Beatrix	1 850	1 949	33.00	0.40	13
All Reefs	**1 850**	**1 949**	**33.00**	**0.40**	**13**
Total Harmony					
Basal	7 459	6 785	20.00	0.57	11.46
Beatrix	1 850	1 949	33.00	0.40	13.13
Leader	1 922	1 614	58.00	0.22	12.96
B Reef	548	656	33.00	0.23	7.60
A Reef	838	827	17.00	0.43	7.26
Middle	651	394	53.00	0.11	6.04
Elsburg	669	541	67.00	0.25	17.06
Kimberley	1 875	1 585	58.00	0.16	9.47
South Reef	1 015	896	18.00	0.40	7.19
VCR	2 307	2 356	27.00	0.51	13.68
All Reefs	**19 133**	**17 602**	**32.00**	**0.36**	**11**

NOTES

NOTES

CONTACT DETAILS

HARMONY GOLD MINING COMPANY LIMITED

Corporate Office

Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa
Corner Main Reef Road
and Ward Avenue
Randfontein, 1759
South Africa
Telephone : +27 11 411 2000
Website : http://www.harmony.co.za

Directors

P T Motsepe (Chairman)*
G P Briggs (Chief Executive Officer)
H O Meyer (Financial Director)
H E Mashego (Executive Director: Organisational Development and Transformation)
F Abbott (Executive Director)
J A Chissano*[1]
F F T De Buck*, Dr C Diarra*+,
K V Dicks*, Dr D S Lushaba*, C Markus*,
M Motloba*, C M L Savage*, A J Wilkens*
(* non-executive)
([1] Mocambican)
(+ US/Mali Citizen)

Investor Relations Team

Esha Brijmohan
Investor Relations Officer
Telephone : +27 11 411 2314
Fax : +27 11 692 3879
Mobile : +27 82 759 1775
E-mail : esha@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Telephone : +27 11 411 2037
Fax : +27 86 614 0999
Mobile : +27 82 888 1242
E-mail : marian@harmony.co.za

Company Secretary

Khanya Maluleke
Telephone : +27 11 411 2019
Fax : +27 11 411 2070
Mobile : +27 82 767 1082
E-mail : Khanya.maluleke@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
16th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 4844
Johannesburg, 2000
South Africa
Telephone : +27 86 154 6572
Fax : +27 86 674 4381

United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Bechenham
Kent BR3 4TU
United Kingdom
Telephone : 0871 664 0300 (UK) (calls cost 10p a minute plus network extras, lines are open 8:30 am to 5:30 pm Monday to Friday) or +44 (0) 20 8639 3399 (calls from overseas)
Fax : +44 (0) 20 8639 2220

ADR Depositary

BNY Mellon
101 Barclay Street
New York, NY 10286
United States of America
Telephone : +1888-BNY-ADRS
Fax : +1 212 571 3050

Sponsor

JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone : +27 11 507 0300
Fax : +27 11 507 0503

Trading Symbols

JSE Limited	HAR
New York Stock Exchange, Inc.	HMY
NASDAQ	HMY
London Stock Exchange Plc	HRM
Euronext, Paris	HG
Euronext, Brussels	HMY
Berlin Stock Exchange	HAM1

Registration number 1950/038232/06
Incorporated in the Republic of South Africa

ISIN: ZAE 000015228

PRINTED BY INCE (PTY) LTD W2CF09489

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 10, 2010

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director